     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2002


                                             1933 ACT REGISTRATION NO. 333-90438
                                             1940 ACT REGISTRATION NO. 811-21028

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT Y

                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (260) 455-2000

       Elizabeth Frederick, Esquire                            COPY TO:
The Lincoln National Life Insurance Company        Lawrence A. Samplatsky, Esquire
         1300 South Clinton Street           The Lincoln National Life Insurance Company
               P.O. Box 1110                                350 Church St.
         Fort Wayne, Indiana 46802                     Hartford, CT 06103-1106
  (NAME AND ADDRESS OF AGENT FOR SERVICE)

      APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement, and continuously thereafter.
  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  1                            Cover Page; Highlights

  2                            Cover Page

  3                            *

  4                            Distribution of Policies

  5                            Lincoln Life, the Separate Account and the
                               General Account

  6(a)                         Lincoln Life, the Separate Account and the
                               General Account

  6(b)                         *

  9                            Legal Proceedings

  10(a)-(c)                    Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement

  10(d)                        Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts

  10(e)                        Lapse and Reinstatement

  10(f)                        Funds -- Voting Rights

  10(g)-(h)                    Lincoln Life, the Separate Account and the
                               General Account; Funds -- Substitution of
                               Securities

  10(i)                        Premium Features; Transfers and Allocation Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds

  11                           Cover Page; Funds

  12                           Funds; Financial Statements

  13                           Highlights; Charges and Fees

  14                           Application; Right-to-Examine Period; The Policy

  15                           Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts

  16                           Lincoln Life, the Separate Account and the
                               General Account; Funds

  17                           Policy Liquidity; Transfers and Allocation Among
                               Accounts

  18                           Lincoln Life, the Separate Account and the
                               General Account; Policy Values; Financial
                               Statements

  19                           Reports to Owners

  20                           *

  21                           Policy Liquidity -- Policy Loans

  22                           Lincoln Life, the Separate Account and the
                               General Account

  23                           State Regulation

  24                           Other Policy Provisions

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  25                           Lincoln Life, the Separate Account and the
                               General Account

  26                           Highlights; Charges and Fees; Financial
                               Statements

  27                           Lincoln Life, the Separate Account and the
                               General Account

  28                           Directors and Officers of Lincoln Life

  29                           Lincoln Life, the Separate Account and the
                               General Account

  30                           *

  31                           *

  32                           *

  33                           *

  34                           *

  35                           Distribution of Policies

  36                           *

  37                           *

  38                           Distribution of Policies

  39                           Distribution of Policies

  40                           *

  41(a)                        Distribution of Policies

  42                           *

  43                           *

  44                           Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements

  45                           *

  46                           Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts

  47                           Lincoln Life, the Separate Account and the
                               General Account; Funds; Policy Values; Transfers and Allocation Among Accounts

  48                           *

  49                           *

  50                           Lincoln Life, the Separate Account and the
                               General Account

  51                           Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts

  52                           Funds

  53                           Tax Issues

  54                           *

  55                           *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

HOME OFFICE LOCATION:
1300 SOUTH CLINTON STREET
P.O. BOX 1110
FORT WAYNE, INDIANA 46802
(800) 454-6265

ADMINISTRATIVE OFFICE
PERSONAL SERVICE CENTER MVLI
350 CHURCH STREET
HARTFORD, CT 06103-1106
(877)896-6206

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               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

    This Prospectus describes American Legacy SVUL-III, a flexible premium variable life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "Company", "we", "us", "our"). The Policy provides death benefits when the second of the two named Insureds dies (a "Second Death Policy").

    The Policy features:

                     - flexible premium payments;

                     - a choice of one of three death benefit options; and

                     - a choice of underlying investment options.

    It may not be advantageous to replace existing life insurance or an annuity contract or supplement an existing flexible premium variable life insurance contract with the Policy. You should carefully read this Prospectus and the Prospectuses of the Funds furnished with this Prospectus, to understand the Policy being offered.

    You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account Y ("Separate Account"). Each Sub-Account invests in one of the Funds listed below:

AMERICAN FUNDS INSURANCE SERIES (AFIS)
Asset Allocation Fund (Class 2)
Blue Chip Income and Growth Fund (Class2)
Bond Fund (Class 2)
Cash Management Fund (Class 2)
Global Discovery Fund (Class 2)
Global Growth Fund (Class 2)
Global Small Capitalization Fund (Class 2)
Growth Fund (Class 2)
Growth-Income Fund (Class 2)
High-Income Bond Fund (Class 2)
International Fund (Class 2)
New World Fund (Class 2)
U.S. Government/AAA-Rated Securities Fund (Class 2)

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES, AND THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE SUCH OFFER AND SALE ARE LAWFUL.

                         PROSPECTUS DATED:

                               TABLE OF CONTENTS


CONTENTS                                 PAGE
--------                               --------
HIGHLIGHTS...........................       3
  Initial Choices To Be Made.........       3
  Death Benefit......................       4
  Amount of Premium Payment..........       4
  Selection of Funding Vehicles......       4
  Insurance Charges and Fees.........       5
  Fund Expenses......................       6
  Changes in Specified Amount........       6
LINCOLN LIFE, THE SEPARATE ACCOUNT
 AND THE GENERAL ACCOUNT.............       7
BUYING VARIABLE LIFE INSURANCE.......       8
  Replacements.......................      10
APPLICATION..........................      10
OWNERSHIP............................      10
BENEFICIARY..........................      11
INSUREDS.............................      11
THE POLICY...........................      11
  Policy Specifications..............      11
PREMIUM FEATURES.....................      12
  Planned Premiums; Additional
   Premiums..........................      12
    Limits on Right to Make Payments
     of Additional and Planned
     Premiums........................      12
    Premium Load; Net Premium
     Payment.........................      13
RIGHT-TO-EXAMINE PERIOD..............      13
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS............................      13
  Allocation of Net Premium
   Payments..........................      13
  Transfers..........................      14
  Limits on Frequent Transfers.......      14
  Optional Sub-Account Allocation
   Programs..........................      15
    Dollar Cost Averaging............      15
    Automatic Rebalancing............      15
POLICY VALUES........................      16
  Valuation -- Fixed Account and
   Separate Account..................      16
  Allocation of Premium Payments to
   Separate Account..................      16
  Fixed Account and Loan Account
   Value.............................      17
  Accumulation Value.................      17
  Net Accumulation Value.............      17
FUNDS................................      18
  Substitution of Securities.........      20
  Voting Rights......................      20
  Fund Participation Agreement.......      20
CHARGES AND FEES.....................      21
  Premium Charge.....................      21
  Deductions Made Monthly............      21
    Monthly Deduction................      21
    Cost of Insurance Charge.........      22
  Mortality and Expense Risk
   Charge............................      22
  Surrender Charges..................      22
  Transaction Fee for Excess
   Transfers.........................      24
DEATH BENEFITS.......................      24
  Death Benefit Options..............      24
  Changes in Death Benefit Options
   and Specified Amount..............      25



CONTENTS                                 PAGE
--------                               --------
  Federal Income Tax Definition of
   Life Insurance....................      27
NOTICE OF DEATH OF INSUREDS..........      27
PAYMENT OF DEATH BENEFIT PROCEEDS....      27
  Settlement Options.................      27
POLICY LIQUIDITY.....................      28
  Policy Loans.......................      28
  Partial Surrender..................      29
  Surrender of the Policy............      30
    Surrender Value..................      30
  Deferral of Payment and
   Transfers.........................      30
ASSIGNMENT; CHANGE OF OWNERSHIP......      30
LAPSE AND REINSTATEMENT..............      31
  Lapse of a Policy..................      31
  No Lapse Provision.................      31
  Reinstatement of a Lapsed Policy...      33
COMMUNICATIONS WITH LINCOLN LIFE.....      33
  Proper Written Form................      33
  Receipt of Written
   Communications....................      34
  Telephone and Other Electronic
   Communications....................      34
OTHER POLICY PROVISIONS..............      34
  Issuance...........................      34
  Date of Coverage...................      35
  Right to Exchange the Policy.......      35
  Incontestability...................      35
  Misstatement of Age or Gender......      35
  Suicide............................      36
  Nonparticipating Policies..........      36
  Riders.............................      36
TAX ISSUES...........................      37
  Taxation of Life Insurance
   Contracts in General..............      37
  Policies which are MECS............      38
  Policies which are not MECS........      39
  Last Survivor Contract.............      39
  Other Considerations...............      40
  Tax Status of Lincoln Life.........      41
FAIR VALUE OF THE POLICY.............      41
DIRECTORS AND OFFICERS OF LINCOLN
 LIFE................................      41
DISTRIBUTION OF POLICIES.............      43
CHANGES OF INVESTMENT POLICY.........      43
STATE REGULATION.....................      44
REPORTS TO OWNERS....................      44
ADVERTISING..........................      44
LEGAL PROCEEDINGS....................      45
EXPERTS..............................      45
REGISTRATION STATEMENT...............      45
APPENDIX 1...........................      46
  CORRIDOR PERCENTAGES...............      46
APPENDIX 2...........................      47
  ILLUSTRATION OF ACCUMULATION
   VALUES, SURRENDER VALUES, AND
   DEATH BENEFIT PROCEEDS............      47
FINANCIAL STATEMENTS.................
  LINCOLN LIFE 12/31/01..............     S-1
  LINCOLN LIFE 3/31/02 (unaudited)...   S1Q-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy. Your Policy insures two Insureds. If one of the Insureds dies, the Policy pays no death benefit. Your Policy will pay the death benefit only when the second Insured dies. A "second-to-die" policy might be suitable when both of the Insureds have income of their own and only want to provide financial support for their dependents if both of them should die, or to provide liquidity to heirs when the Second Insured dies. If replacement income or immediate cash liquidity is needed upon the death of one Insured, this type of policy may not be suitable.

                    The Policy's value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a "second-to-die" variable life insurance policy. As a death benefit is only paid upon the second Insured's death, this Policy may, or may not, be appropriate for your financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount, depends on the investment results of the funding options you select. Review this Prospectus and the Fund Prospectus to achieve a clear understanding of any fund you are considering.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. Lincoln Life reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies also provide values that vary in accordance with the investment experience of a separate account of Lincoln Life.

                    The state in which your policy is issued will govern whether or not certain features, charges and fees will be allowed in your Policy. You should refer to your Policy contract for these state specific provisions.

                    INITIAL CHOICES TO BE MADE


                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. You, as the Owner, have four important choices to make when the Policy is first purchased. You need to choose:


                    1) one of the three Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it; and
                    4) whether to elect the Age 100 No Lapse Provision.

                    You may also choose from Riders offered for this Policy. These may alter the benefits or charges in the Policy. They also may vary by issue state, and may have tax consequences to you.

                    DEATH BENEFIT

                    The Death Benefit is the amount Lincoln pays to the Beneficiary(ies) when the second Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date of the second Insured's death.

                    When you purchase your Policy, you must choose one of three Death Benefit Options:

                    1) the Specified Amount (as explained in the Death Benefits
                       Section) found on the Policy's Specification Page; or
                    2) the sum of the Specified Amount and the Net Accumulation
                       Value (as explained in the Policy Values Section); or
                    3) the sum of Specified Amount and the Accumulated Premiums
                       (all premiums paid minus the Cumulative Policy Factor (as defined in the Death Benefits Options Section), if that Factor is elected).

                    If you choose Death Benefit Option 1 or 2, you may also choose a "No Lapse Provision" at the time of application. See page 31.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 12.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 22) increase as the Insureds get older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. More information is on page 33.

                    When you first receive your Policy you will have 10 days to review it. [Some states allow more than 10 days.] Refer to your Policy contract. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. Depending upon the state of issue of your Policy, your Initial Premium Payment, net of charges and fees, will be allocated to the Cash Management Sub-Account, or directly into the Sub-Accounts you selected. If you then decide you do not want your Policy, we will refund either Premium Payments made, or the Accumulation Value (plus any charges and fees), again depending on the state of issue of your Policy. See page 13.

                    SELECTION OF FUNDING VEHICLES

                    VARIABLE ACCOUNT

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the variable funds, you take all the investment risk on that money. This means that if the mutual funds(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.

                    You must choose the Fund(s) in which you want to place each Net Premium Payment. These "Sub-Accounts" make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 18.

                    FIXED ACCOUNT

                    You may also use Lincoln Life's Fixed Account to fund your Policy. Net Premium Payments made into the Fixed Account:

                     - become part of Lincoln Life's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at Lincoln Life's discretion. For additional information, see page 8.

                    INSURANCE CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur. Lincoln Life may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    You will be charged:

                     - A premium load of no more than 8% from each Premium
                       Payment during the first Policy Year, and no more than 4% thereafter.

                     - A $10 monthly deduction for administrative purposes.

                     - A monthly charge per $1000 of initial Specified Amount
                       for distribution associated expenses, for the first 120 months from issue date or from the date of an increase in Specified Amount. The charge will never exceed $0.17 per $1000 of Specified Amount.

                     - A Cost of Insurance charge based on sex, issue age,
                       duration and premium class of each Insured.


                     - A daily mortality and expense risk charge which is based on duration at an annual rate of 0.80% in years 1-19, 0.40% in years 20 and beyond, and is guaranteed not to exceed that.



                    The selection of certain Riders may increase the charges in the Policy.


                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.

                    Each Policy Year you will be allowed to make 24 transfers between funding options. Beyond 24, a $25 fee may apply. See page 14.


                    The Surrender Charge is the amount retained by us if you totally surrender your Policy within the first 14 Policy Years. Each time you request a partial surrender of your Policy, we charge you an administrative fee of 2% of the amount withdrawn, not to exceed $25. If you decrease the Specified Amount, a pro-rata surrender charge may be assessed. The maximum Surrender Charge will not exceed $37.52 per $1,000 of Specified Amount. See page 22.


                    ESTATE TAX REPEAL RIDER. When issued, there is a one-time administrative charge of not more than $250 for this Rider.

                    You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged to the Loan Account at an annual interest rate of 5% in years 1-10, 4% in years 11+. Lincoln Life will credit 4% interest on the Loan Account Value in all years. See page
                    28. Depending on the amount of premium you have paid, there may be little, or no, cash value in your Policy to borrow or surrender.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                                      PORTFOLIO EXPENSE TABLE

                                                                                             TOTAL
                                                                                             ANNUAL                      TOTAL
                                                                                              FUND                        FUND
                                                                                           OPERATING                   OPERATING
                                                                                            EXPENSES      TOTAL         EXPENSES
                                                                                            WITHOUT      WAIVERS          WITH
                                                      MANAGEMENT      12B-1      OTHER     WAIVERS OR      AND        WAIVERS AND
                                      FUND               FEES         FEES      EXPENSES   REDUCTIONS   REDUCTIONS   REIMBURSEMENTS
                            ------------------------  -----------   ---------   --------   ----------   ----------   --------------
                            AFIS Asset Allocation
                              Fund (Class 2)........     0.43%        0.25%       0.02%       0.70%        N/A            0.70%
                            AFIS Blue Chip Income
                              and Growth Fund
                              (Class 2).............     0.50         0.25        0.01        0.76         N/A            0.76
                            AFIS Bond Fund
                              (Class 2).............     0.48         0.25        0.01        0.74         N/A            0.74
                            AFIS Cash Management
                              Fund (Class 2)........     0.45         0.25        0.01        0.71         N/A            0.71
                            AFIS Global Discovery
                              Fund (Class 2)........     0.58         0.25        0.03        0.86         N/A            0.86
                            AFIS Global Growth Fund
                              (Class 2).............     0.66         0.25        0.04        0.95         N/A            0.95
                            AFIS Global Small
                              Capitalization Fund
                              (Class 2).............     0.80         0.25        0.03        1.08         N/A            1.08
                            AFIS Growth Fund
                              (Class 2).............     0.37         0.25        0.01        0.63         N/A            0.63
                            AFIS Growth-Income Fund
                              (Class 2).............     0.33         0.25        0.02        0.60         N/A            0.60
                            AFIS High-Income Bond
                              Fund (Class 2)........     0.50         0.25        0.01        0.76         N/A            0.76
                            AFIS International Fund
                              (Class 2).............     0.55         0.25        0.06        0.86         N/A            0.86
                            AFIS New World Fund
                              (Class 2).............     0.85         0.25        0.06        1.16         N/A            1.16
                            AFIS U.S.
                              Government/AAA-Rated
                              Securities Fund
                              (Class 2).............     0.46         0.25        0.01        0.72         N/A            0.72

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount is the amount originally chosen by the Policy Owner and is equal to the Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum specified amount is currently $250,000. Such changes will affect other aspects of your Policy. See page 25.

                    If your needs should call for you to increase or decrease your Specified Amount at any time, discuss with your financial adviser the appropriateness of this action and of buying the additional coverage in another type of insurance.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT


                    The Lincoln National Life Insurance Company (Lincoln Life) (EIN 35-0472300), organized in 1905, is an Indiana stock insurance corporation engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.


                    On December 7, 2001, LNC sold its life reinsurance business to Swiss Re Life & Health America Inc. (Swiss Re). This sale included the indemnity reinsurance by Swiss Re of a block of reinsurance business written on Lincoln Life paper. The transaction also included a sale by Lincoln Life to Swiss Re of four wholly-owned subsidiaries: Lincoln National Reassurance Company and Lincoln National Health and Casualty Insurance Company, Indiana Insurance companies; Special Pooled Risk Administrators, Inc., a New Jersey company; and Lincoln Re S.A., an Argentinean corporation. (See Note 9 of the statutory-basis financial statements of Lincoln Life for additional information regarding the sale.)


                    Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets of $95 million and annual consolidated revenues of $6.4 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, mutual funds, institutional investment management and financial planning and advisory services.


                    Lincoln Life Flexible Premium Variable Life Account Y ("Account Y") is a "separate account" of the company established on December 17, 2001. Under Indiana law, the assets of Account Y attributable to the Policies, though our property, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy our obligations under the Policies. Account Y income, gains, and losses are credited to or charged against Account Y without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission ("Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account Y's or our management, investment practices, or policies. We have numerous other registered separate accounts which fund our variable life insurance policies and variable annuity contracts.

                    Account Y is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day (any day on which the New York Stock Exchange is open), Net Premium Payments allocated to Account Y will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account Y are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve, are described in "Funds". More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy in compliance with regulatory requirements if, in our sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

                    We have assigned full-time staff devoted to the development of Business Continuity Plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We will conduct tests of our capabilities and plans.

                    In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a Policyholder's account. This means we could refuse to honor requests for transfer, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Policyholder, and held in that account until instructions are received from the appropriate Regulator.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy in force for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages.

                    Sufficient premiums must always be paid to keep a policy in force, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The No Lapse Provision, if elected, may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to finetune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see TAX ISSUES), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insureds' ages (see DEATH BENEFITS). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    Certain costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs) are not unlike those incurred through investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 2) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy or annuity contract, an applicant should consider a number of factors to determine whether doing so is in his or her best interest. Will any commission be paid to an agent or any other person with respect to the replacement? Is coverage and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. How much of the surrender charge period under your old policy has elapsed? (Your Policy with us will have a new surrender charge period.) Will the surrender charges under this Policy be lower or higher than under the old Policy? The insurance risk under your Policy with us will not start until the prior policy has been deemed surrendered. If you buy this Policy you should consider these and similar matters before deciding to replace this Policy or to withdraw funds from it.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by Lincoln Life.

                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit Lincoln Life to begin underwriting the risks under the Policy. We require a medical history and examination of each of the Insureds. Lincoln Life may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and, in most states, gender of the Insureds.

                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the "Initial Specified Amount") of the Death Benefit and which of three methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, DEATH BENEFIT OPTIONS). The applicant will also indicate both the frequency and amount of Premium Payments. (See PREMIUM FEATURES). The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as "Owner" in the application, and on the Date of Issue will usually be identified as " Owner" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural entity. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to Lincoln Life.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as "Beneficiary" are the Beneficiaries of the Death Benefit under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to Lincoln Life.

                    Except when Lincoln Life has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to Lincoln Life and submitted to Lincoln Life. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to Lincoln Life. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

INSUREDS

                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE POLICY

                    The Policy is the life insurance contract described in the Prospectus. The Date of Issue is the date on which we begin life insurance coverage under a Policy. A Policy Year is the twelve month period, beginning on the date of issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, a Policy will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of Lincoln Life. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, Lincoln Life will issue a replacement on request. Lincoln Life may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS


                    The Policy includes a "Policy Specifications" page, with supporting schedules, in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium if the No Lapse Provision has been selected.


PREMIUM FEATURES

                    The Policy permits flexible Premium Payments, meaning that the frequency and the amount of Premium Payments may be selected by the Owner. After the Initial Premium Payment is paid there is no minimum premium required, unless to maintain the No Lapse Provision. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions or, if selected, the No Lapse Premium.

                    If at least one of the Insureds is still living when the younger Insured attains or would have attained Age 100, and the Policy has not been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. We will no longer transfer amounts to Sub-Accounts. The Policy will remain in force until surrender or the Second Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premium (as shown in the Policy Specifications) the applicant chooses to pay Lincoln Life on a scheduled basis. This is the amount for which we send a premium reminder notice.

                    Any subsequent Premium Payments ("Additional Premiums") must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by Lincoln Life. Premium Payments may be billed with an annual, semiannual, or quarterly frequency. Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and Lincoln Life's right to limit the amount or frequency of Additional Premiums.

                    Lincoln Life may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If Lincoln Life is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    Lincoln Life may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a maximum of 8% up-front from each premium payment during the first year and a maximum of 4% up-front thereafter. This amount, sometimes referred to as "premium load," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    A Policy may be returned to Lincoln Life for cancellation on or before 10 days after delivery to the Owner (or a greater number of days if required by your state). This is called the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-To-Examine Period, depending on the state of issue of your Policy, we will refund to you either all Premium Payments, or the Accumulation Value (plus any charges and fees.) However, if a Premium Payment was made by check, there may be a delay until the check clears.

                    If your issue state is one that requires return of Premium Payments, your Initial Premium Payment received by Lincoln Life, net of charges and fees, will be allocated to the Cash Management Sub-Account on the Date of Issue. Typically 10 days (may be greater depending upon the issue state) from the Date of Issue, your Cash Management Sub-Account value will be automatically allocated among the Sub-Accounts and the Fixed Account as designated by the Owner. If your Policy has been backdated, your Net Premium Payment may be allocated directly into the Sub-Accounts you have selected. Please consult your Registered Representative or Lincoln Life's Administrative Office for the exact number of days before your funds will be moved from the Cash Management Sub-Account. In either case, if the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments made.

                    If your issue state is one that provides for return of Accumulation Value, your Initial Premium Payment received by Lincoln Life, net of charges and fees, will be allocated directly among the Sub-Accounts and the Fixed Account as designated by the Owner. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return the Accumulation Value, plus any charges and fees, as of the date the returned Policy is received at Lincoln Life.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account Value of less than $2,500. Lincoln Life, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Transfer of amounts from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Transfers from the Fixed Account to the Sub-Accounts may be made in the first Policy Year only as provided for under the Dollar Cost Averaging program. The amount of all transfers in any other Policy Year may not exceed the greater of 1) 25% of the Fixed Account Value as of the immediately preceding anniversary of the Date of Issue, or
                    2) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year. Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. Lincoln Life reserves the right to impose a $25 fee for each transfer in excess of 24 in any Policy Year. Lincoln Life may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless the Owner has given written authorization to Lincoln Life to accept telephone transactions. Authorization to engage in telephone transactions and permitted telephone transactions must be made in accordance with the procedures described in COMMUNICATIONS WITH LINCOLN LIFE. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually
                    4:00 PM Eastern Time) on a Valuation Day will be effected as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests.

                    LIMITS ON FREQUENT TRANSFERS

                    The Policy is not designed to serve as a vehicle for frequent trading, in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a Fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect Fund performance through asset swings that decrease the Fund's ability to provide maximum investment return to all Policy owners. Accordingly, organizations and individuals who use market-timing investment strategies and make frequent transfers should not purchase this Policy.

                    We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:
                    (1) Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
                    (2) Not accepting preauthorized transfer forms from
                        market-timers or other entities acting on behalf of more than one Policy owner at a time.

                    We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners or harm the Funds. We will inform you in writing if we have restricted any such transfer.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Cash Management Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time the Policy is issued. Transfers from the Cash Management Sub-Account may be elected at any time while the Policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging from either the Cash Management Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Cash Management Sub-Account or the Fixed Account. Lincoln Life may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the value in the Cash Management Sub-Account or the Fixed Account is insufficient to complete the next transfer;
                    (2) one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; (3) after 12 or 24 months (as elected on the application); or (4) if the Policy is surrendered.

                    Currently, there is no charge for Dollar Cost Averaging, but Lincoln Life reserves the right to impose a charge.

                    From time to time, we may offer special interest rate programs for Dollar Cost Averaging. Please consult your Registered Representative to determine the current availability and terms of these programs. We reserve the right to modify, suspend or terminate a Dollar Cost Averaging program. Any changes will not affect owners currently participating in the Dollar Cost Averaging program.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Cash Management, 50% Growth, 30% International). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

                    Currently, there is no charge for Automatic Rebalancing, but Lincoln Life reserves the right to impose a charge. Automatic Rebalancing transfers are not counted against the number of transfer requests available at no charge (See Transfers).

POLICY VALUES

                    The "Accumulation Value" is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    VALUATION -- FIXED ACCOUNT AND SEPARATE ACCOUNT

                    The portion of a Premium Payment remaining after deduction of the premium charge is the "Net Premium Payment", and is available for allocation to the Fixed Account and/or the Separate Account, at your direction. We credit Net Premium Payments to the Policy as of the date they are received. (See "Communications with Lincoln Life" for an explanation of how we determine when we have "received" a premium payment.)

                    ALLOCATION OF PREMIUM PAYMENTS TO SEPARATE ACCOUNT

                    NUMBER OF UNITS. When you make premium payments, the portion you allocate to each Sub-Account of the Separate Account is converted into units of measure we call "Variable Accumulation Units". The number of these units we credit to you for each Sub-Account is determined by dividing the amount you allocated to that Sub-Account by the value of a Variable Accumulation Unit for that Sub-Account on the Valuation Day on which the Premium Payment is received at our Administrative Office, if it is received before 4:00 PM, New York time. If received at or after 4:00 PM, New York time, we will use the value of a Variable Accumulation Unit computed on the next Valuation Day.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. That value may vary from Valuation Period to Valuation Period to reflect the investment experience of the portfolio or fund used in a particular Sub-Account and fees charged under the Policy.

                    VALUATION DAY; VALUATION PERIOD. Variable Accumulation Units will be valued once daily as of the close of trading, normally 4:00 PM, New York time, on each day that the New York Stock Exchange (NYSE) is open and trading is unrestricted ("Valuation Day"). On any day other than a Valuation Day, the Variable Accumulation Unit value will not change. A "Valuation Period" is the period starting at the close of trading on the NYSE on a Valuation Day, and ending at the close of trading on the next Valuation Day.

                    PER-UNIT VALUATION. To determine your Separate Account Value on each Valuation Day we must first calculate the value of a Variable Accumulation Unit for each Sub-Account. The beginning value for each Sub-Account is established at the inception of the Sub-Account, at an arbitrary amount. Thereafter it may increase or decrease from Valuation Period to Valuation period.

                    We determine each Variable Accumulation Unit value after the first as follows:

                    (1) We calculate the total value of the Fund shares held in the Sub-Account by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and then by adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period;
                    (2) Next, we SUBTRACT the liabilities of the Sub-Account at the end of the Valuation Period. These liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine results from the operation of the Separate Account; and
                    (3) We divide the result by the number of Variable
                        Accumulation Units outstanding at the beginning of the Valuation Period.

                    In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value, on the date of such deduction, equal to the total amount by which the Sub-Account is reduced.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to Lincoln Life's general account through payment of premiums or through transfers from the Separate Account. Lincoln Life guarantees the Fixed Account Value.

                    ACCUMULATION VALUE

                    The "Accumulation Value" of a Policy is determined by:

                    1) multiplying the total number of Variable Accumulation
                       Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; and
                    2) if a combination of Sub-Accounts is elected, totaling the resulting value; and
                    3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of the American Funds Insurance Series (AFIS). A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.

                    The portfolios and objectives are listed below. Additional information is available in each Funds prospectus.

                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.

                        ASSET ALLOCATION FUND (CLASS 2): The fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities; bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).

                        BLUE CHIP INCOME AND GROWTH FUND (CLASS 2): The fund seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing. The fund invests primarily in common stocks of larger, more established companies in the U.S.

                        BOND FUND (CLASS 2): The fund seeks to maximize your level of current income and preserve your capital by investing primarily in bonds. The fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long-term.

                        CASH MANAGEMENT FUND (CLASS 2): The fund seeks to provide you an opportunity to earn income on your cash reserves while preserving the value of your investment and maintaining liquidity by investing in a diversified selection of high quality money market instruments.

                        GLOBAL DISCOVERY FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies in the services and information area of the global economy. Companies in there service and information area include, for example, those involved in the fields of telecommunications, computer systems and software, the Internet, broadcasting and publishing, health care, advertising, leisure, tourism, financial services, distribution and transportation. Providing you with current income is a secondary consideration.

                        GLOBAL GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to

                        $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

                        HIGH-INCOME BOND FUND (CLASS 2): The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or below by Moody's Investors Service, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities, and securities that have both equity and debt characteristics, that provide an opportunity for capital appreciation.

                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        NEW WORLD FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries which have developing economies and/or markets. The fund may also invest in debt securities of issuers, including issuers of lower rated bonds and government securities in these countries. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        U.S. GOVERNMENT/AAA-RATED SECURITIES FUND (CLASS 2): The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government and securities that are rated AAA or Aaa by Moody's Investors Service, Inc. or Standard & Poor's Corporation or unrated but determined to be of equivalent quality.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Also, take note that during extended periods of low interest rates the yields of Cash Management Sub-Accounts may become extremely low, and possibly negative. Please review the Fund Prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by the terms and conditions imposed by Lincoln Life (SEE Allocation of Net Premium Payments). Lincoln Life may make changes (including substitutions) for some or all classes of Policy Owners.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if, in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion; we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute funds may have higher charges than the funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    Lincoln Life will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    To determine how many votes each Policy owner is entitled to direct with respect to a Fund, first Lincoln Life will calculate the dollar amount of your account value attributable to that Fund. Second we will divide that amount by $100.00. The result is the number of votes you may direct.

                    FUND PARTICIPATION AGREEMENT

                    In order to make the Funds available, Lincoln Life has entered into an agreement with the trust. In this agreement, Lincoln Life must perform certain administrative services for the Fund or its distributor. For these administrative functions, Lincoln Life may be compensated by the Fund at an annual rate of .25% of the assets attributable to the Policies. The compensation comes from 12b-1 fees.

CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales related expenses we incur. Lincoln Life may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:

                    PREMIUM CHARGE

                    We deduct a maximum premium charge of 8% of each Premium Payment during the first year and a maximum of 4% thereafter. This amount, sometimes referred to as "premium load", is intended to cover a portion of our state premium tax expenses, certain federal tax liabilities resulting from the receipt of premiums, and a portion of our distribution expenses. State premium tax rates vary from 0% to 4.0%.

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deduction, including the Cost of Insurance Charge is made from the Net Accumulation Value.

                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. For Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Variable Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day, the Date of Issue, and the same day of each month thereafter, or if there is no such date in a given month, the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period ("Grace Period"), to make a payment sufficient to cover that deduction. (See Lapse and Reinstatement: Lapse of a Policy).

                    If either Insured is still living when the younger Insured would have attained Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Separate Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Second Death.

                    MONTHLY DEDUCTION


                    Lincoln Life deducts a monthly charge per $1,000 of initial Specified Amount for the first 120 months from Issue Date or from the date of an increase in Specified Amount. The charge is based on the younger Insured's age and the Specified Amount. If an increase occurs, your current insurance age will be your issue age for the new coverage. The charge will never exceed $0.17 per $1000 of Specified Amount.


                    You will be charged a $10 monthly fee for administrative purposes.

                    These charges compensate Lincoln Life for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    If you select the Estate Tax Repeal Rider, there is a one-time administrative charge of not more than $250.

                    COST OF INSURANCE CHARGE

                    The "Cost of Insurance" charge is the portion of the Monthly Deduction designed to compensate Lincoln Life for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplementary benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, underwriting category and gender (in accordance with state law) of both Insureds and the current "Net Amount at Risk" (Death Benefit minus the Accumulated Value). The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by Lincoln Life. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

                    MORTALITY AND EXPENSE RISK CHARGE


                    Lincoln Life deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is currently at an annual rate of 0.80% in years 1-19, 0.40% in years 20+, and is guaranteed not to exceed that.


                    SURRENDER CHARGES

                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered, has a decrease in Specified Amount, or lapses. The Surrender Charge varies by the Age of the Insureds, the number of years since the Date of Issue or the date of an increase in Specified Amount, and Specified Amount. The duration of the Surrender Charge is 14 years for full surrenders and 10 years for decreases in Specified Amount.


                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's non-forfeiture law. Examples of the Surrender Charge can be seen in Appendix 2. The maximum Surrender Charge will not exceed $37.52 per $1000 of the Specified Amount. The maximum Surrender Charge applies to decreases in Specified Amount, even if the decrease occurs after the Specified Amount was increased.


                    The Surrender Charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of the face amount, it is higher for older than for younger issue ages. The Surrender Charge cannot exceed Policy value, but may equal Policy value, especially during the first two Policy years. All Surrender Charges decline to zero over the 14 years following issuance of the Policy or an increase in Specified Amount. See, for example, the illustrations in Appendix 2 for issue ages 55 and 65.

                    Upon either a full surrender of the Policy or a decrease in Specified Amount made at the request of the Owner, a charge will be assessed based on the table of surrender charges shown in the Policy Specifications, subject to the following conditions.

                    For decreases in Specified Amount, excluding full surrender of the Policy, no such charge will be applied under the following circumstances:

                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or
                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or
                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or
                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.

                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:

                    (1) is the amount of this decrease plus any prior decreases,
                    (2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum
                        of all prior decreases,
                    (3) is the Initial Specified Amount
                    (4) is the then applicable Surrender Charge from the table in Policy Specifications.

                    Requests for decreases in Specified Amount may be limited by Lincoln Life to the extent there is insufficient Net Accumulation Value to cover the necessary charges.

                    Upon full surrender of the Policy, the charge will be calculated as the entire amount shown in the table of surrender charges multiplied by one minus the percentage of Initial Specified Amount for which a Surrender Charge was previously assessed. In no event will the charge assessed upon a full surrender exceed the then current Net Accumulation Value.

                    Separate surrender charges tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for full surrenders of, or decreases in, such increased Specified Amounts, the amount of the increase will be considered a new "Initial Specified Amount". Upon an increase in Specified Amount we will send you
                    (1) Supplemental Policy Specifications reflecting the maximum additional surrender charge and (2) the new table of surrender charges for the increase in Specified Amount. Currently the minimum allowable increase in Specified Amount is $1,000, however Lincoln Life may change this at any time.

                    Any charges for decreases in Specified Amount will be assessed by withdrawing the amount from the Fixed and Variable Sub-Accounts in proportion to which the balances invested in such Fixed and Variable Sub-Accounts bear to the Net Accumulation Value as of the date on which the deduction is made, unless otherwise agreed in writing by Lincoln Life and the Owner.


                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn (not to exceed $25) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken. This administrative fee is deducted from the Policy's remaining accumulation value.


                    Any surrenders, full or partial, may result in tax implications. SEE TAX ISSUES.

                    Based on its actuarial determination, Lincoln Life does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which Lincoln Life will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of Lincoln Life, which supports insurance and annuity obligations.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements. SEE RIDERS.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    A $25 fee may apply for each transfer request in excess of 24 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the Second Death (the death of the second of the two Insureds to die), in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $250,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page. The three Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy is the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the second Insured's Death, less (in each case) any indebtedness under the Policy or (b) an amount determined by Lincoln Life equal to that required by the Internal Revenue Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit."

                    The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger insured reaches Age 40 and decreases in accordance with the table in Appendix 1 to 100% when the younger Insured reaches Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If
                    Option 1 is selected, the Policy pays level Death Benefit Proceeds unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance).

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    Death Benefit Option 3 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor, if that Factor is elected) up to the limit shown in the Policy Specifications. Any premium paid that will cause the Death Benefit Proceeds to exceed this limit will be applied to the Policy, but will not increase the Death Benefit. The Cumulative Policy Factor, normally used in business situations, is calculated as the applicable monthly rate then used by the Internal Revenue Service (IRS) to determine the economic benefit attributable to life insurance coverage, or an alternate table permitted by the IRS, multiplied by the Specified Amount divided by 1000. If Option 3 is selected, the Death Benefit Proceeds will generally increase, depending on the amount of premium paid.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Owners who have a need to recover at death the amount of premiums paid should select Option 3. Under Options 1 and 3, any Surrender Value at the time of the Insured's Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to Lincoln Life. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the policy.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 1 to Death Benefit Option 3, the Specified Amount will remain the same. In a change from Death Benefit Option 3 to Death Benefit Option 1, the Specified Amount will be increased by Accumulated Premiums (less the Cumulative Policy Factor if that Factor is elected) as of the effective date of change.

                    In a change from Death Benefit Option 2 to Death Benefit Option 3, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 3 to Death Benefit Option 2, if the Accumulation Values is greater than the Accumulated Premium (less Cumulative Policy Factor if that Factor elected), the Specified Amount will be reduced by the Accumulation Value less Accumulated Premium (plus Cumulative Policy Factor if that Factor is elected) as of the effective date of change; if the Accumulation Values is less than the Accumulated Premium (less the Cumulative Policy Factor if elected), the Specified Amount will be increased by the Accumulated Premium (less the Cumulative Policy Factor if that Factor is elected) less the Accumulation Value as of the effective date of change.

                    If you want to increase your Specified Amount, you should note that an increase normally triggers a number of additional requirements, such as a separate surrender charge period, higher surrender charges overall, and a new incontestability period. Before requesting an increase in Specified Amount, consult your financial adviser to determine whether an increase is appropriate for your particular situation.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. A transaction Fee of 2% of the amount surrendered (not to exceed $25) is charged for each partial surrender. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    Upon a decrease in Specified Amount made at the request of the Owner, a charge may be assessed based on the applicable Table of Surrender Charges in your Policy Specifications (subject to the following conditions).

                    For decreases in Specified Amount, excluding full surrender of the policy, no such charge will be applied under the following circumstances:

                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or
                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or
                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or
                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.

                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:

                    1) is the amount of this decrease plus any prior decreases,
                    2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum of all prior decreases,
                    3) is the Initial Specified Amount, and
                    4) is the then applicable surrender charge from the table in
                       Policy Specifications.

                    Separate Surrender Charges tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for decreases in such increased Specified Amount, the amount of the increase will be considered a new Initial Specified Amount.

                    For charges made for decreases in Specified Amount, unless otherwise agreed to in writing, Lincoln Life will withdraw the amount from the Fixed and Variable Sub-Accounts in their proportion to the Net Accumulation Value as of the date on which the deduction is made. We may limit requests for decreases in Specified Amount to the extent there is insufficient Net Accumulation Value to cover the necessary charges.

                    We may decline any request for a change between Death Benefit Options or increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by Lincoln Life, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix I.

NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to Lincoln Life at the Administrative Office as soon as reasonably practicable after the death of each Insured. "Due Proof of Death" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to Lincoln Life.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 and Option 3 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    We offer a checkbook service in which the Death Benefit proceeds are transferred into an interest-bearing account, in the Beneficiary's name as owner of the account. Your Beneficiary has quick access to the funds and is the only one authorized to transfer funds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened. Your Beneficiary will have the choice of leaving the proceeds in this account or writing checks immediately -- even a check for the entire amount.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, Lincoln Life will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, Lincoln Life makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that Lincoln Life pays interest annually on the sum left with Lincoln Life at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by Lincoln Life at the time of election may also be selected.

POLICY LIQUIDITY

                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value. Note, however, that depending on the Premium Payments made, or if the Owner has requested a substantial reduction in Specified Amount, there may be little or no Surrender Value available.

                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to Lincoln Life free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding Loans and interest) accrues once it is transferred out of the Fixed Account or Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 5% in years 1-10, 4% in years 11+. Loan interest is payable to Lincoln Life (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    We pay interest to your Loan Account value, at an annual rate of 4% in all years, so the net cost of a Policy Loan is 1% in years 1-10 and 0% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest will be made in proportion to the assets in each Sub-Account at that time, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time before the Second Death by request to the Administrative Office in proper written form or by telephone, if telephone transactions have been authorized by the Owner. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $250,000, the partial surrender will not be permitted by Lincoln Life. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 3 is in effect, a partial surrender will reduce the Accumulated Premiums, the Death Benefit, and the Death Benefit Option 3 limit by the amount of the partial surrender. If the amount of the partial surrender exceeds the Accumulated Premiums, the Specified Amount will be reduced by the excess amount.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Lincoln Life may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, Lincoln Life will pay you, or assignee, the Surrender Value (if any) next computed after receipt of the request in proper written form at the Administrative Office. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.

                    We offer a personalized checkbook service for surrenders of your Policy. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately--even a check for the entire amount.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 2.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements.SEE RIDERS".

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Sub-Accounts will be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at Lincoln Life's option. If Lincoln Life exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, the Owner may assign the Owner's rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by the Owner and recorded at the Administrative Office. No assignment will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life is not responsible for any assignment not submitted for recording, nor is Lincoln Life responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, the Owner will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, the Owner may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient to pay the Cost of Insurance
                    (1) because it has been exhausted by earlier deductions,
                    (2) due to poor investment performance,
                    (3) due to partial surrenders,
                    (4) due to indebtedness for Policy Loans,
                    (5) due to substantial reductions in Specified Amount,
                    (6) due to the terms of certain Riders added to the Policy, or
                    (7) because of some combination of these factors.

                    If Lincoln Life has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, Lincoln Life will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to Lincoln Life on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together the "Grace Period"), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    NO LAPSE PROVISION


                    Your Policy includes a No Lapse Provision. This means that your Policy will not lapse as long as you have paid the required No Lapse premium.


                    The No Lapse Premium is the cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing. There are three levels of No Lapse protection:

                    1) a guarantee to younger insured age 100 (if desired, you must elect this level),
                    2) a guarantee for the first 20 Policy Years, and

                    3) a guarantee for the first 10 Policy Years.


                    Availability of the No Lapse Provision may vary in some states. Where available, there is no additional charge for this provision under the Policy and it is only available with Death Benfit Options 1 and 2. To obtain the Age 100 No Lapse, you must select Age 100 at the time of application in addition to paying the required No Lapse Premium.



                    If elected, a payment of the Age 100 No Lapse Premium is due as of the Date of Issue and each Monthly Anniversary Day to guarantee the Policy will not lapse before the younger Insured reaches age 100. As long as the sum of all premium payments, less any indebtedness and partial surrenders, is at least equal to the Age 100 No Lapse premiums due since the Date of Issue, the Policy will not lapse until the Insured reaches age 100, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions.


                    However, the Age 100 No Lapse Provision will terminate upon the earliest of the following:
                    1) the premium requirement is not met,
                    2) there is a change in the Death Benefit Option or
                    3) the younger Insured reaches age 100.

                    A separate grace period of at least 61 days will be granted for the Age 100 No Lapse Premium if on any Monthly Anniversary Day it is determined that the Age 100 No Lapse Premium has not been met. At least 31 days before the end of that period, we will notify the Owner of the amount of premium necessary to maintain the Age 100 No Lapse Provision. Once the Age 100 No Lapse Provision is terminated, it cannot be reinstated. However, you may qualify for either the 20 Year No Lapse Provision or the 10 Year No Lapse Provision as follows.

                    Under the 20 Year No Lapse Provision, the Policy will not lapse during the first 20 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 20 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.

                    The 20 Year No Lapse Provision will terminate upon the earliest of the following to occur:
                    1) there is a change in the Death Benefit Option,
                    2) the younger Insured reaches Age 100, or
                    3) the 21st Policy Year has begun.

                    After 20 years there is no longer any No Lapse protection, and from that point on payments must be sufficient to cover your Monthly Deductions.

                    Should you not have sufficient required premiums for the 20 Year No Lapse Provision, you may qualify for the 10 Year No Lapse Provision. Under this Provision, the Policy will not lapse during the first 10 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 10 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.

                    The 10 Year No Lapse Provision will terminate upon the earliest of the following to occur:
                    1) there is a change in the Death Benefit Option,
                    2) the younger Insured reaches Age 100, or
                    3) the 11th Policy Year has begun.

                    After 10 years the 10-year No Lapse Protection expires. However, you may still qualify for the 20-year provision, by satisfying those requirements; in the alternative, you may simply pay sufficient amounts to cover your Monthly Deductions.

                    The Age 100 No Lapse Provision will be permanently lost if, at any time, you fail to pay the necessary premium amounts before the end of the Age 100 No Lapse Premium Grace Period.

                    If you fail to satisfy the requirements for the 20- and 10-year No Lapse Provisions and you have paid insufficient premium to cover your Monthly Deduction, the Policy, after notice, will lapse.

                    The monthly applicable No Lapse premium will be printed on the Policy Specification Sheet. To determine if you are meeting the cumulative pay-in requirements to retain the No Lapse protection, review your most recent Quarterly Statement or contact our Administrative Office.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, and assuming the No Lapse Provision does not apply, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of both insureds is furnished to Lincoln Life and it agrees to accept the risk, (d) Lincoln Life receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of Lincoln Life approves the application for reinstatement, Surrender Charge will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following Lincoln Life approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LINCOLN LIFE

                    PROPER WRITTEN FORM


                    Whenever this Prospectus refers to a communication "in proper written form," it means in writing, in form and substance reasonably satisfactory to Lincoln Life, received at the Administrative Office. You may also send your communication by facsimile to the Administrative Office.


                    We will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper written form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and the Company.

                    RECEIPT OF WRITTEN COMMUNICATIONS

                    Once your Policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears in this Prospectus. Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form before 4:00 p.m. Eastern time on a business day will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request on or after 4:00 p.m. Eastern time on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.

                    Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

                    TELEPHONE AND OTHER ELECTRONIC COMMUNICATIONS

                    We allow telephone and other electronic transactions only when you provide us proper written authorization. To effect a permitted transaction using the telephone or other electronic means, the Owner, or his/her authorized representative, may have to provide the following: Policy number, partial Social Security number, personal identification number (PIN), and/or such other information as we may require to verify the identity and authority of the caller. We disclaim all liability for losses and other consequences resulting from unauthorized or fraudulent telephone or electronic transactions. In addition, we are not responsible for the consequences of instructions that fail to reach us in a timely manner. The Company believes that the procedures as stated above are reasonable and acknowledges that, if it does not follow these procedures, it may be liable for such losses.

                    If you have been issued a PIN number to make telephone or other electronic transactions to your account, be careful not to give it out to anyone. We will not be responsible for its misuse or for improper or unauthorized account transactions using your PIN.

                    Please note that telephone, facsimile and/or Internet access may not always be available. Any telephone, facsimile or Internet hookup, whether it is yours, your service provider's or your agent's, can experience outages or slowdowns arising from a variety of causes not of our making. These outages or slowdowns may result in delayed or lost instructions from you, and we will not be responsible for these "failed" transmissions. If you are experiencing problems, you should send your request in writing to our Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least Age 18 but are less than Age 85.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the initial premium has been paid and the Policy has been accepted by the Owner (1) while both Insureds are alive and
                    (2) prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may exchange the policy for separate single life policies on each of the Insureds under any of the following circumstances; 1) a change in the Internal Revenue Code
                    (IRC) that would result in a less favorable tax treatment of the Insurance provided under the policy, 2) the Insureds are legally divorced while the policy is in force, or 3) the Insureds' business is legally dissolved while the policy is in force.

                    Such a policy split is subject to all of the following conditions; 1) both insureds are alive and the policy is in force at the time of the change in circumstances noted above, 2) evidence of insurability satisfactory to Lincoln Life is furnished, unless a) the exchange is applied for within twelve months of the enactment of the change in the IRC, or b) the exchange is applied for within 24 months of the date of legal divorce with the split to become effective after twenty-four months following the date of legal divorce, 3) the amount of insurance of each new policy is not larger than one half the Amount of Insurance then in force under the policy, 4) the premium for each new policy is determined according to Lincoln Life's rates then in effect for that policy based on each Insured's then attained age and sex, and 5) any other requirements as determined by Lincoln Life are met.

                    The new policies will not take effect until the date all such requirements are met. There will be no surrender charge under the existing Policy when it is split into two new policies. However, the two new policies will incur new premium loads, surrender and other charges from their effective date.

                    INCONTESTABILITY

                    Lincoln Life will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as both Insureds were alive during those two years. For any increase in Specified Amount requiring evidence of insurability, Lincoln Life will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as both Insureds were alive during those two years.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:

                       1. is the Net Amount at Risk at the time of the Second Death;

                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and

                       3. is the Accumulation Value at the time of the Second Death.

                    SUICIDE

                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, Lincoln Life will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, Lincoln Life will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

                    RIDERS

                    We may offer you Riders to the Policy from time to time. Riders may alter the benefits or charges in your Policy, they may vary by state of issue, and their election may have tax consequences for you. Also, if you elect a particular Rider, it may restrict the term of your Policy, or of other Riders in force. Riders may be available other than those listed here. Consult your financial and tax advisers before adding Riders to, or deleting them from your Policy.

                    ACCOUNTING VALUE RIDER

                    This Rider, if desired, must be selected at time of application, provided you meet the underwriting and minimum premium requirements. If the Policy is fully surrendered in the first five Policy years (the Accounting Value Surrender Period), this Rider provides enhanced cash surrender values by using a table of alternate surrender charges. It does not provide for any enhanced value for partial surrenders and loans. There is no charge for this Rider.

                    ESTATE TAX REPEAL RIDER

                    This Rider, if desired, must be selected at the time of application. It may be added to existing Policies, subject to state availability. Under this Rider, in the event of Estate Tax Repeal as defined below, you may elect to cancel your Policy for an amount equal to the Surrender Value of the Policy plus the applicable Surrender Charge. This amount is determined as of the date of cancellation, and no surrender charge is applied. The amount you receive is called the Cancellation Refund Amount. Any Policy loan or indebtedness that exists at the time you request cancellation of your Policy is subtracted from this Cancellation Refund Amount.

                    For purposes of this Rider, Estate Tax Repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010 or must be enacted during the calendar year 2010. The Start Date for this Rider (the date that begins the 12-month "window" for you to exercise the Rider) is the later of
                    1) January 1, 2010 or 2) the date in 2010 upon which legislation is enacted that triggers Estate Tax Repeal, but no later than December 31, 2010.

                    Upon issue, there is a one-time administrative charge of not more than $250 for this Rider.

                    This Rider terminates on the earliest of:

                    1) one year from the Start Date;
                    2) December 31, 2010, provided no Estate Tax Repeal, as
                       defined above, has been enacted;
                    3) the date you request to terminate the Rider;
                    4) termination of the Policy; or
                    5) full surrender of the Policy prior to the Start Date.

                    If the Policy lapses but is reinstated, the Rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

TAX ISSUES

                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift,and generation skipping transfer taxes, or any state and local income, estate, and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of federal and state tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the subaccounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the

                    IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

                    If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    LAST SURVIVOR CONTRACT

                    Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the

                    Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

                    Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.

                    OTHER CONSIDERATIONS


                    INSURED LIVES PAST AGE 100. If the younger insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the younger insured attains age 100.


                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LINCOLN LIFE

                    Under existing Federal income tax laws, Lincoln Life does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LINCOLN LIFE

                    The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802 and each has been employed by Lincoln Life or its affiliates for more than five years.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT*       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JON A. BOSCIA                       Chief Executive Officer and Chairman of
                            PRESIDENT AND DIRECTOR              the Board of Directors
                            1500 Market Street                  [3/01-present]Lincoln National
                            Suite 3900                          Corporation; President and Director
                            Philadelphia, PA 19102              [12/99-present] The Lincoln National Life
                                                                Insurance Company. Formerly: President,
                                                                Chief Executive Officer and Director
                                                                [1/98-3/01], Lincoln National Corporation;
                                                                President, Chief Executive Officer and
                                                                Director [10/96-1/98], The Lincoln
                                                                National Life Insurance Company.
                            JANET CHRZAN                        Senior Vice President and Chief Financial
                            SENIOR VICE PRESIDENT AND CHIEF     Officer [4/00-present]. Formerly: Vice
                            FINANCIAL OFFICER                   President and Treasurer [8/95-4/00], The
                                                                Lincoln National Life Insurance Company.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT*       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JOHN H. GOTTA                       Chief Executive Officer of Life Insurance,
                            CHIEF EXECUTIVE OFFICER OF LIFE     Executive Vice President, Assistant
                            INSURANCE, EXECUTIVE VICE           Secretary and Director [12/99-present].
                            PRESIDENT, ASSISTANT SECRETARY AND  Formerly: Senior Vice President and and
                            DIRECTOR                            Assistant Secretary [4/98-12/99], Senior
                            350 Church Street                   Vice President [2/98-4/98, Vice President
                            Hartford, CT 06103                  and General Manager [1/98-2/98], The
                                                                Lincoln National Life Insurance Company;
                                                                Senior Vice President [3/96-12/97],
                                                                Connecticut General Life Insurance
                                                                Company.
                            CHARLES E. HALDEMAN, JR.            Director [7/00-present], The Lincoln
                            DIRECTOR                            National Life Insurance Company;
                            One Commerce                        President, Chief Executive Officer and
                            2005 Market Street                  Director [1/00-present], Lincoln National
                            Philadelphia, PA 19103              Investment Companies, Incorporated;
                                                                President, Chief Executive Officer and
                                                                Director [1/00-present], Delaware
                                                                Management Holdings, Incorporated;
                                                                President and Director [7/00-present],
                                                                Lincoln Investment Management,
                                                                Incorporated. Formerly: President and
                                                                Chief Operating Officer [2/98-1/00],
                                                                United Asset Management Corporation;
                                                                Director and Partner 1/85-12/99], Cooke &
                                                                Bieler, Incorporated.
                            J. MICHAEL HEMP                     President and Director [7/97-present],
                            SENIOR VICE PRESIDENT               Lincoln Financial Advisors Incorporated;
                            350 Church Street                   Senior Vice President [formerly Vice
                            Hartford, CT 06103                  President] [10/95-present], The Lincoln
                                                                National Life Insurance Company.
                            BARBARA S. KOWALCZYK                Senior Vice President, Corporation
                            DIRECTOR                            Planning [5/94-present], Lincoln National
                            Centre Square                       Corporation; Director and Member of the
                            West Tower                          Investment Committee [12/01-present], The
                            1500 Market Street                  Lincoln National Life Insurance Company,
                            Suite 3900                          Senior Vice President and Director
                            Philadelphia, PA 19102              [present] Lincoln National Management
                                                                Corporation; Director [present], Lincoln
                                                                Life & Annuity Company of New York.
                            GARY W. PARKER                      Senior Vice President and Chief Product
                            SENIOR VICE PRESIDENT AND CHIEF     Officer [3/00-present], Vice President,
                            PRODUCT OFFICER                     Product Management [7/98-3/00], The
                            350 Church Street                   Lincoln National Life Insurance Company.
                            Hartford, CT 06103                  Formerly: Senior Vice President, Life
                                                                Products [10/97-6/98], Vice President,
                                                                Marketing Services [9/89-10/97], Life of
                                                                Virginia.
                            SEE YENG QUEK                       Chief Investment Officer and Director
                            CHIEF INVESTMENT OFFICER AND        [5/01-present], The Lincoln National Life
                            DIRECTOR                            Insurance Company; Senior Vice President
                            One Commerce Square                 [8/00-present], Delaware Investments.
                            Philadelphia, PA 19103              Formerly: Vice President [2/93-7/00],
                                                                Conseco Capital Management, Incorporated.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT*       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            LORRY J. STENSRUD                   Chief Executive Officer of Annuities,
                            CHIEF EXECUTIVE OFFICER OF          Executive Vice President and Director
                            ANNUITIES, EXECUTIVE VICE           [6/00-present], The Lincoln National Life
                            PRESIDENT AND DIRECTOR              Insurance Company. Formerly: President and
                                                                Chief Executive Officer [6/95-6/00], Cova
                                                                Life Insurance (Xerox Life).
                            RICHARD C. VAUGHAN                  Executive Vice President and Chief
                            DIRECTOR                            Financial Officer [1/95-present].
                            Centre Square
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES


                    Lincoln Life intends to offer the Policy in all jurisdictions where it is licensed to do business. American Fund Distributors, Inc. ("AFD"), organized in 1972 under California law is the principal underwriter for the Policies. AFD is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has responsibility for establishing a selling plan for the Policies. The principal business address of AFD is 333 S. Hope Street, 52nd Floor, Los Angeles, CA 90071 (EIN 95-2769620). The Principal Underwriting Agreement between Lincoln Life and AFD was effective August 1, 2002 with no established termination date.


                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for Lincoln, are also registered representatives with broker-dealers who maintain selling agreements with AFD and Lincoln. Registered representatives may receive commission and service fees up to 60% of the first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time based on Accumulation Value. Registered representatives are also eligible for cash bonuses and "non-cash compensation." The latter (as defined in NASD Rule 2820) is represented by such things as office space, computers, club credit, prizes, awards, training and education meetings.

                    Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of Policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with the Registered Representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.

                    All compensation is paid from our resources, which include fees and charges imposed under the Policy.

CHANGES OF INVESTMENT POLICY

                    Lincoln Life may materially change the investment policy of the Separate Account. Lincoln Life must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders Lincoln Life's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by Lincoln Life on the life of the Insureds. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. Lincoln Life will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Lincoln Life for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Lincoln Life's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Lincoln Life's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company. The directors, officers and employees of the Principal Underwriter are covered under blanket fidelity bonds which provide coverage of up to $25,000,000 per occurrence and $65,000,000 in the aggregate.

REPORTS TO OWNERS

                    Lincoln Life maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Accounts; Premium Payments; loans and repayment of loans; reinstatement; and termination.

ADVERTISING

                    We are also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the Policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisement. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

                    Lincoln Life has settled its potential liability from the sale of interest sensitive universal and participating whole life insurance policies alleged in class action lawsuits against it. The settlement became final in 2001.

                    After consultation with legal counsel and review of available facts, it is management's opinion that the ultimate liability, if any, under the suits and settlement described above will not have a material adverse effect on the financial position of Lincoln Life.

EXPERTS


                    The statutory-basis financial statements of Lincoln Life for the year ended December 31, 2001 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their report also appearing elsewhere in this Prospectus and in the Registration Statement. The financial statements audited by Ernst & Young LLP, have been included herein in reliance on their report given on their authority as experts in accounting and auditing.



                    Legal matters in connection with the Policies described herein are being passed upon by Robert A. Picarello, Esq., as stated in the Opinion filed as an Exhibit to the Registration Statement.



                    Actuarial matters included in this Prospectus have been examined by Vaughn W. Robbins, FSA, as stated in the Opinion filed as an Exhibit to the Registration Statement


REGISTRATION STATEMENT


                    A Registration Statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF THE YOUNGER
INSURED (NEAREST BIRTHDAY)        CORRIDOR PERCENTAGE
---------------------------       -------------------
           0-40                           250%
            41                            243
            42                            236
            43                            229
            44                            222
            45                            215
            46                            209
            47                            203
            48                            197
            49                            191
            50                            185
            51                            178
            52                            171
            53                            164
            54                            157
            55                            150
            56                            146
            57                            142
            58                            138
            59                            134
            60                            130
            61                            128
            62                            126
            63                            124
            64                            122
            65                            120
            66                            119
            67                            118
            68                            117
            69                            116
            70                            115
            71                            113
            72                            111
            73                            109
            74                            107
           75-90                          105
            91                            104
            92                            103
            93                            102
            94                            101
           95-99                          100

APPENDIX 2

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations show how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. Actual returns will fluctuate over time and likely will be both positive and negative. The hypothetical gross investment rate of return may indeed average 0%, 6%, or 12% over a period of years. However, it may fluctuate above and below those averages throughout the years shown. In that case, the actual Accumulation Values, Surrender Values and Death Benefit Proceeds could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Owner pays more than the stated Premium. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charge is equivalent to an annual effective rate of 0.80% of the daily net asset value of the Separate Account in years 1-19, 0.40% in years 20+, and is guaranteed not to exceed that. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.81% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2001.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.60%, 4.36% and 10.31% in years 1-19, -1.20%, 4.76% and
                    10.71% in years 20+.

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 8.0% from each Premium Payment during the first Policy Year, 4% thereafter.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge per month for all years. Current values reflect a current flat dollar monthly administrative expense charge of $10.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                    The illustrations do not reflect the selection of any Rider or charges or fees associated with any Rider available under the Policy.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,175     1,000,000   1,000,000   1,000,000    10,834     11,528      12,223
          2                29,059     1,000,000   1,000,000   1,000,000    21,901     23,993      26,170
          3                44,687     1,000,000   1,000,000   1,000,000    32,603     36,808      41,355
          4                61,096     1,000,000   1,000,000   1,000,000    42,917     49,958      57,879
          5                78,326     1,000,000   1,000,000   1,000,000    52,816     63,426      75,849

          6                96,417     1,000,000   1,000,000   1,000,000    62,265     77,189      95,380
          7               115,413     1,000,000   1,000,000   1,000,000    71,221     91,209     116,588
          8               135,359     1,000,000   1,000,000   1,000,000    79,621    105,433     139,590
          9               156,302     1,000,000   1,000,000   1,000,000    87,384    119,787     164,503
         10               178,292     1,000,000   1,000,000   1,000,000    94,413    134,181     191,449

         11               201,381     1,000,000   1,000,000   1,000,000   101,871    149,825     221,919
         12               225,625     1,000,000   1,000,000   1,000,000   108,375    165,377     254,885
         13               251,082     1,000,000   1,000,000   1,000,000   113,823    180,743     290,579
         14               277,811     1,000,000   1,000,000   1,000,000   118,111    195,832     329,280
         15               305,876     1,000,000   1,000,000   1,000,000   121,103    210,520     371,305

         20               468,710     1,000,000   1,000,000   1,000,000   107,179    270,380     648,291
         25               676,532             0   1,000,000   1,190,242         0    270,032    1,133,563
         30               941,771             0   1,000,000   2,039,655         0     80,398    1,942,529


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,680
          2              8,221     10,313      12,490     13,680
          3             19,343     23,548      28,095     13,260
          4             30,157     37,198      45,119     12,760
          5             40,616     51,226      63,649     12,200
          6             50,545     65,469      83,660     11,720
          7             60,101     80,089     105,468     11,120
          8             69,741     95,553     129,710      9,880
          9             78,744    111,147     155,863      8,640
         10             87,013    126,781     184,049      7,400
         11             95,691    143,645     215,739      6,180
         12            103,435    160,437     249,945      4,940
         13            110,123    177,043     286,879      3,700
         14            116,151    193,872     327,320      1,960
         15            121,103    210,520     371,305          0
         20            107,179    270,380     648,291          0
         25                  0    270,032    1,133,563         0
         30                  0     80,398    1,942,529         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.81% per year. See "Fund Expenses".

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,175     1,000,000   1,000,000   1,000,000    10,834     11,528      12,223
          2                29,059     1,000,000   1,000,000   1,000,000    22,011     24,107      26,287
          3                44,687     1,000,000   1,000,000   1,000,000    32,997     37,219      41,785
          4                61,096     1,000,000   1,000,000   1,000,000    43,792     50,889      58,867
          5                78,326     1,000,000   1,000,000   1,000,000    54,402     65,139      77,695

          6                96,417     1,000,000   1,000,000   1,000,000    64,828     79,996      98,451
          7               115,413     1,000,000   1,000,000   1,000,000    75,074     95,487     121,332
          8               135,359     1,000,000   1,000,000   1,000,000    85,142    111,640     146,561
          9               156,302     1,000,000   1,000,000   1,000,000    95,036    128,483     174,378
         10               178,292     1,000,000   1,000,000   1,000,000   104,737    146,026     205,032

         11               201,381     1,000,000   1,000,000   1,000,000   115,529    165,621     240,178
         12               225,625     1,000,000   1,000,000   1,000,000   126,132    186,057     278,938
         13               251,082     1,000,000   1,000,000   1,000,000   136,515    207,336     321,657
         14               277,811     1,000,000   1,000,000   1,000,000   146,634    229,453     368,711
         15               305,876     1,000,000   1,000,000   1,000,000   156,467    252,425     420,538

         20               468,710     1,000,000   1,000,000   1,000,000   199,298    380,569     772,842
         25               676,532     1,000,000   1,000,000   1,441,252   225,991    536,338    1,372,621
         30               941,771     1,000,000   1,000,000   2,482,643   202,677    713,112    2,364,422


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,680
          2              8,331     10,427      12,607     13,680
          3             19,737     23,959      28,525     13,260
          4             31,032     38,129      46,107     12,760
          5             42,202     52,939      65,495     12,200
          6             53,108     68,276      86,731     11,720
          7             63,954     84,367     110,212     11,120
          8             75,262    101,760     136,681      9,880
          9             86,396    119,843     165,738      8,640
         10             97,337    138,626     197,632      7,400
         11            109,349    159,441     233,998      6,180
         12            121,192    181,117     273,998      4,940
         13            132,815    203,636     317,957      3,700
         14            144,674    227,493     366,751      1,960
         15            156,467    252,425     420,538          0
         20            199,298    380,569     772,842          0
         25            225,991    536,338    1,372,621         0
         30            202,677    713,112    2,364,422         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Fund Expenses".

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ----------   ----------   ----------   --------   --------   ----------

          1                 22,575     1,000,000    1,000,000    1,000,000    17,479     18,592        19,706
          2                 46,279     1,000,000    1,000,000    1,000,000    34,861     38,207        41,689
          3                 71,168     1,000,000    1,000,000    1,000,000    51,023     57,712        64,951
          4                 97,301     1,000,000    1,000,000    1,000,000    65,849     76,970        89,501
          5                124,741     1,000,000    1,000,000    1,000,000    79,204     95,828       115,348

          6                153,553     1,000,000    1,000,000    1,000,000    90,922    114,097       142,482
          7                183,806     1,000,000    1,000,000    1,000,000   100,770    131,523       170,855
          8                215,571     1,000,000    1,000,000    1,000,000   108,429    147,761       200,363
          9                248,925     1,000,000    1,000,000    1,000,000   113,481    162,370       230,847
         10                283,946     1,000,000    1,000,000    1,000,000   115,430    174,827       262,130

         11                320,718     1,000,000    1,000,000    1,000,000   115,559    186,449       296,011
         12                359,329     1,000,000    1,000,000    1,000,000   111,458    194,852       330,700
         13                399,871     1,000,000    1,000,000    1,000,000   102,497    199,382       366,238
         14                442,439     1,000,000    1,000,000    1,000,000    87,960    199,301       402,767
         15                487,136     1,000,000    1,000,000    1,000,000    66,913    193,652       440,484

         20                746,464             0    1,000,000    1,000,000         0     14,755       662,148
         25              1,077,439             0            0    1,155,816         0          0     1,100,777
         30              1,499,857             0            0    1,938,938         0          0     1,919,740


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%     CHARGE
---------------------  --------   --------   ----------   ---------
          1                  0          0             0    25,100
          2              9,761     13,107        16,589    25,100
          3             26,963     33,652        40,891    24,060
          4             42,849     53,970        66,501    23,000
          5             57,244     73,868        93,388    21,960
          6             70,042     93,217       121,602    20,880
          7             80,930    111,683       151,015    19,840
          8             90,789    130,121       182,723    17,640
          9             98,041    146,930       215,407    15,440
         10            102,190    161,587       248,890    13,240
         11            104,539    175,429       284,991    11,020
         12            102,638    186,032       321,880     8,820
         13             96,017    192,902       359,758     6,480
         14             84,900    196,241       399,707     3,060
         15             66,913    193,652       440,484         0
         20                  0     14,755       662,148         0
         25                  0          0     1,100,777         0
         30                  0          0     1,919,740         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.81% per year. See "Fund Expenses".

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS               TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF           ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%    GROSS 6%    GROSS 12%
---------------------   -----------   ----------   ----------   ----------   --------   ----------   ----------

          1                 22,575     1,000,000    1,000,000    1,000,000    17,479        18,592       19,706
          2                 46,279     1,000,000    1,000,000    1,000,000    35,419        38,782       42,281
          3                 71,168     1,000,000    1,000,000    1,000,000    52,972        59,749       67,077
          4                 97,301     1,000,000    1,000,000    1,000,000    70,148        81,532       94,331
          5                124,741     1,000,000    1,000,000    1,000,000    86,960       104,173      124,307

          6                153,553     1,000,000    1,000,000    1,000,000   103,416       127,717      157,293
          7                183,806     1,000,000    1,000,000    1,000,000   119,528       152,209      193,611
          8                215,571     1,000,000    1,000,000    1,000,000   135,304       177,698      233,614
          9                248,925     1,000,000    1,000,000    1,000,000   150,755       204,236      277,699
         10                283,946     1,000,000    1,000,000    1,000,000   165,696       231,688      326,127

         11                320,718     1,000,000    1,000,000    1,000,000   182,114       262,135      381,448
         12                359,329     1,000,000    1,000,000    1,000,000   198,182       293,852      442,471
         13                399,871     1,000,000    1,000,000    1,000,000   213,659       326,679      509,637
         14                442,439     1,000,000    1,000,000    1,000,000   228,186       360,368      583,423
         15                487,136     1,000,000    1,000,000    1,000,000   241,522       394,790      664,538

         20                746,464     1,000,000    1,000,000    1,280,994   270,614       569,245    1,219,994
         25              1,077,439     1,000,000    1,000,000    2,259,187   194,062       759,815    2,151,607
         30              1,499,857             0    1,031,489    3,719,163         0     1,021,276    3,682,340


       END OF                   SURRENDER VALUE
       POLICY             ANNUAL INVESTMENT RETURN OF       SURRENDER
        YEAR           GROSS 0%    GROSS 6%    GROSS 12%     CHARGE
---------------------  --------   ----------   ----------   ---------
          1                  0             0            0    25,100
          2             10,319        13,682       17,181    25,100
          3             28,912        35,689       43,017    24,060
          4             47,148        58,532       71,331    23,000
          5             65,000        82,213      102,347    21,960
          6             82,536       106,837      136,413    20,880
          7             99,688       132,369      173,771    19,840
          8            117,664       160,058      215,974    17,640
          9            135,315       188,796      262,259    15,440
         10            152,456       218,448      312,887    13,240
         11            171,094       251,115      370,428    11,020
         12            189,362       285,032      433,651     8,820
         13            207,179       320,199      503,157     6,480
         14            225,126       357,308      580,363     3,060
         15            241,522       394,790      664,538         0
         20            270,614       569,245    1,219,994         0
         25            194,062       759,815    2,151,607         0
         30                  0     1,021,276    3,682,340         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Fund Expenses".

The Lincoln National Life Insurance Company

Balance Sheets -- Statutory Basis

                                                         December 31
                                                       2001      2000
                                                     --------- ---------
                                                        (in millions)
                                                     -------------------
        Admitted assets
        Cash and investments:
         Bonds                                       $23,421.0 $21,852.5

        -----------------------------------------
         Preferred stocks                                223.6     261.7

        -----------------------------------------
         Unaffiliated common stocks                      107.6     161.7

        -----------------------------------------
         Affiliated common stocks                        623.5     743.0

        -----------------------------------------
         Mortgage loans on real estate                 4,098.7   4,102.0

        -----------------------------------------
         Real estate:

        -----------------------------------------
           Properties occupied by the company              6.2      10.5

        -----------------------------------------
           Properties held for sale                      243.6     261.2

        -----------------------------------------
         Policy loans                                  1,708.7   1,723.5

        -----------------------------------------
         Short-term investments                          798.1   1,427.9

        -----------------------------------------
         Other investments                               466.6     485.0

        -----------------------------------------
         Cash and cash equivalents                     1,899.4      20.5

                                                     --------- ---------
        -----------------------------------------
        Total cash and investments
        -----------------------------------------     33,597.0  31,049.5
        Premiums and fees in course of collection
        -----------------------------------------          3.1     111.5
        Accrued investment income
        -----------------------------------------        457.2     444.2
        Reinsurance recoverable
        -----------------------------------------        550.4     450.7
        Funds withheld by ceding companies
        -----------------------------------------        154.1      74.4
        Company owned policies and contracts
        -----------------------------------------        361.4     335.0
        Net deferred federal income taxes
        -----------------------------------------        180.2        --
        Goodwill
        -----------------------------------------         33.1      38.4
        Other admitted assets
        -----------------------------------------        130.9     106.2
        Separate account assets                       38,636.5  43,904.6
        -----------------------------------------    --------- ---------
        Total admitted assets                        $74,103.9 $76,514.5
        -----------------------------------------    ========= =========

                                                                  December 31
                                                               2001       2000
                                                             ---------  ---------
                                                                 (in millions)
                                                             --------------------
Liabilities and capital and surplus
Liabilities:
 Policy and contract liabilities:
------------------------------------------------------------
   Future policy benefits and claims                         $28,071.8  $27,828.0
------------------------------------------------------------
   Dividends payable                                              65.1       77.7
------------------------------------------------------------
   Other policyholder liabilities                                 56.0      220.5
------------------------------------------------------------ ---------  ---------
 Total policy and contract liabilities                        28,192.9   28,126.2
------------------------------------------------------------
 Amounts withheld or retained by Company as agent or trustee     869.5      639.8
------------------------------------------------------------
 Funds held under reinsurance treaties                         1,693.1      849.6
------------------------------------------------------------
 Asset valuation reserve                                         454.5      534.1
------------------------------------------------------------
 Interest maintenance reserve                                      7.7       20.9
------------------------------------------------------------
 Income taxes payable to parent                                  537.4       20.1
------------------------------------------------------------
 Other liabilities                                               965.8      516.7
------------------------------------------------------------
 Short-term loan payable to parent company                       200.0      199.5
------------------------------------------------------------
 Net transfers due from separate accounts                       (967.0)    (976.1)
------------------------------------------------------------
 Separate account liabilities                                 38,634.0   43,904.6
------------------------------------------------------------ ---------  ---------
Total liabilities                                             70,587.9   73,835.4
------------------------------------------------------------

Capital and surplus:
 Common stock, $2.50 par value:

    Authorized, issued and outstanding shares--10 million
    (owned by Lincoln National Corporation)                     25.0      25.0
 --------------------------------------------------------
  Surplus notes due to Lincoln National Corporation          1,250.0   1,250.0
 --------------------------------------------------------
  Paid-in surplus                                            1,520.4   2,006.1
 --------------------------------------------------------
  Unassigned surplus (deficit)                                 720.6    (602.0)
 --------------------------------------------------------  --------- ---------
 Total capital and surplus                                   3,516.0   2,679.1
 --------------------------------------------------------  --------- ---------
 Total liabilities and capital and surplus                 $74,103.9 $76,514.5
 --------------------------------------------------------  ========= =========


See accompanying notes.

The Lincoln National Life Insurance Company

Statements of Operations -- Statutory Basis

                                                                                     Year ended December 31
                                                                                   2001       2000      1999
                                                                                 ---------  --------- ---------
                                                                                          (in millions)
                                                                                 ------------------------------
Premiums and other revenues:
Life and annuity premiums                                                        $ 7,681.0  $ 7,985.7 $ 8,001.4
--------------------------------------------------------------
Accident and health premiums                                                        (286.1)     115.7    (258.2)
--------------------------------------------------------------
Net investment income                                                              2,128.4    2,125.5   2,203.2
--------------------------------------------------------------
Amortization of interest maintenance reserve                                          21.2       21.6      29.1
--------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded                              966.1      568.4     472.3
--------------------------------------------------------------
Reserve adjustment on reinsurance ceded                                               32.0      407.5    (469.6)
--------------------------------------------------------------
Expense charges on deposit funds                                                      56.7      118.2     146.5
--------------------------------------------------------------
Separate account investment management and administration service fees               574.3      624.8     473.9
--------------------------------------------------------------
Other income                                                                         175.2      166.2      88.8
                                                                                 ---------  --------- ---------
--------------------------------------------------------------
Total revenues                                                                    11,348.8   12,133.6  10,687.4
--------------------------------------------------------------
Benefits and expenses:
Benefits and settlement expenses                                                   8,686.7    8,950.3   8,504.8
--------------------------------------------------------------                     1,691.1    2,466.2   1,618.4
Underwriting, acquisition, insurance and other expenses                          ---------  --------- ---------
--------------------------------------------------------------
Total benefits paid or provided                                                   10,377.8   11,416.5  10,123.2
--------------------------------------------------------------
Gain from operations before dividends to policyholders, income taxes and net
realized gain (loss) on investments                                                  971.0      717.1     564.2
--------------------------------------------------------------
Dividends to policyholders                                                            75.2       80.2      80.3
                                                                                 ---------  --------- ---------
--------------------------------------------------------------
Gain from operations before federal income taxes and net realized gain (loss) on
investments                                                                          895.8      636.9     483.9
--------------------------------------------------------------
Federal income taxes                                                                 456.5       94.9      85.4
                                                                                 ---------  --------- ---------
--------------------------------------------------------------
Gain from operations before net realized gain (loss) on investments                  439.3      542.0     398.5
--------------------------------------------------------------
Net realized gain (loss) on investments, net of income tax expense and excluding
net transfers to the interest maintenance reserve                                   (260.3)      27.9     114.4

                                                                                 ---------  --------- ---------
--------------------------------------------------------------
Net income                                                                       $   179.0  $   569.9 $   512.9
-------------------------------------------------------------------------------- =========  ========= =========


See accompanying notes.

The Lincoln National Life Insurance Company

Statements of Changes in Capital and Surplus -- Statutory Basis

                                                                                 Unassigned    Total
                                                       Common Surplus  Paid-in    Surplus   Capital and
                                                       Stock   Notes   Surplus   (Deficit)    Surplus
                                                       ------ -------- --------  ---------- -----------
                                                                        (in millions)
                                                       -----------------------------------------------
Balances at January 1, 1999                            $25.0  $1,250.0 $1,930.1   $ (640.6)  $2,564.5
------------------------------------------------------
Net income                                                --        --       --      512.9      512.9
------------------------------------------------------
Increase in difference in cost and admitted investment
amounts                                                   --        --       --     (101.9)    (101.9)
------------------------------------------------------
Increase in nonadmitted assets                            --        --       --      (22.9)     (22.9)
------------------------------------------------------
Decrease in liability for reinsurance in unauthorized
companies                                                 --        --       --       26.0       26.0
------------------------------------------------------
Gain on reinsurance transaction                           --        --       --       71.8       71.8
------------------------------------------------------
Increase in asset valuation reserve                       --        --       --       (6.4)      (6.4)
------------------------------------------------------
Paid-in surplus                                           --        --     12.5         --       12.5
------------------------------------------------------
Dividends to Lincoln National Corporation                 --        --       --     (530.0)    (530.0)
------------------------------------------------------ -----  -------- --------   --------   --------
Balances at December 31, 1999                           25.0   1,250.0  1,942.6     (691.1)   2,526.5
------------------------------------------------------

Net income                                                --        --       --      569.9      569.9
------------------------------------------------------
Decrease in difference in cost and admitted investment
amounts                                                   --        --       --       17.2       17.2
------------------------------------------------------
Increase in nonadmitted assets                            --        --       --      (21.9)     (21.9)
------------------------------------------------------
Decrease in liability for reinsurance in unauthorized
companies                                                 --        --       --        0.6        0.6
------------------------------------------------------
Amortization of gain on reinsurance transaction           --        --       --       (7.9)      (7.9)
------------------------------------------------------
Change in policy reserve valuation basis                  --        --       --       (5.6)      (5.6)
------------------------------------------------------
Increase in asset valuation reserve                       --        --       --      (43.2)     (43.2)
------------------------------------------------------
Paid-in surplus                                           --        --     63.5         --       63.5
------------------------------------------------------
Dividends to Lincoln National Corporation                 --        --       --     (420.0)    (420.0)
------------------------------------------------------ -----  -------- --------   --------   --------
Balances at December 31, 2000                           25.0   1,250.0  2,006.1     (602.0)   2,679.1
------------------------------------------------------

Net income                                                --        --       --      179.0      179.0
------------------------------------------------------
Cumulative effect of adoption of codification             --        --       --        8.7        8.7
------------------------------------------------------
Decrease in difference in cost and admitted investment
amounts                                                   --        --       --       77.7       77.7
------------------------------------------------------
Increase in nonadmitted assets                            --        --       --     (162.8)    (162.8)
------------------------------------------------------
Increase in liability for reinsurance in unauthorized
companies                                                 --        --       --      (59.4)     (59.4)
------------------------------------------------------
Gain on reinsurance transaction                           --        --       --    1,027.0    1,027.0
------------------------------------------------------
Change in net deferred income taxes                       --        --       --      169.8      169.8
------------------------------------------------------
Curtailment gain on employee benefit plans                --        --       --       12.4       12.4
------------------------------------------------------
Decrease in asset valuation reserve                       --        --       --       70.2       70.2
------------------------------------------------------
Paid-in surplus                                           --        --      9.3         --        9.3
------------------------------------------------------
Dividends to Lincoln National Corporation                 --        --   (495.0)        --     (495.0)
------------------------------------------------------ -----  -------- --------   --------   --------
Balances at December 31, 2001                          $25.0  $1,250.0 $1,520.4   $  720.6   $3,516.0
------------------------------------------------------ =====  ======== ========   ========   ========

See accompanying notes.

The Lincoln National Life Insurance Company

Statements of Cash Flow -- Statutory Basis

                                                                             Year ended December 31
                                                                           2001       2000       1999
                                                                        ----------  ---------  ---------
                                                                                  (in millions)
                                                                        --------------------------------
Operating activities
Premiums, policy proceeds and other considerations received
----------------------------------------------------------------------- $  7,579.5  $ 8,082.8  $ 7,671.1
Allowances and reserve adjustments received (paid) on reinsurance ceded
-----------------------------------------------------------------------      802.8      610.1      (19.9)
Investment income received
-----------------------------------------------------------------------    1,990.1    2,109.8    2,168.6
Separate account investment management and administration service fees received
-----------------------------------------------------------------------      574.2      624.8      470.6
Benefits paid
-----------------------------------------------------------------------   (8,723.5)  (9,843.9)  (8,699.4)
Underwriting, acquisition, insurance and other expenses paid
-----------------------------------------------------------------------   (1,926.6)  (1,796.4)  (1,734.5)
Proceeds related to reinsurance agreements
-----------------------------------------------------------------------    1,472.8         --       71.8
Federal income taxes paid
-----------------------------------------------------------------------      (66.6)     (16.3)     (81.2)
Dividends to policyholders
-----------------------------------------------------------------------      (87.7)     (82.6)     (82.8)
Other income received and expenses paid, net                               1,194.0      (48.9)     252.1
----------------------------------------------------------------------- ----------  ---------  ---------
Net cash provided by (used in) operating activities
-----------------------------------------------------------------------    2,809.0     (360.6)      16.4

Investing activities
Sale, maturity or repayment of investments
-----------------------------------------------------------------------    9,473.3    5,845.5    6,557.7
Proceeds from sale of subsidiaries
-----------------------------------------------------------------------      330.8         --         --
Purchase of investments
-----------------------------------------------------------------------  (10,841.1)  (4,719.6)  (5,940.8)
Other sources (uses) including reinsured policy loans                         13.3     (344.6)    (497.0)
----------------------------------------------------------------------- ----------  ---------  ---------
Net cash (used in) provided by investing activities
-----------------------------------------------------------------------   (1,023.7)     781.3      119.9

Financing activities
Surplus paid-in
-----------------------------------------------------------------------        9.3       63.5       12.5
Proceeds from borrowings from shareholder
-----------------------------------------------------------------------      200.0      180.0      205.0
Repayment of borrowings from shareholder
-----------------------------------------------------------------------     (180.0)    (205.0)    (140.0)
Deposits on deposit type contract funds
-----------------------------------------------------------------------       (5.5)        --         --
Withdrawals on deposit type contract funds
-----------------------------------------------------------------------      (65.0)        --         --
Dividends paid to shareholder                                               (495.0)    (420.0)    (530.0)
----------------------------------------------------------------------- ----------  ---------  ---------
Net cash provided by (used in) financing activities                         (536.2)    (381.5)    (452.5)
----------------------------------------------------------------------- ----------  ---------  ---------
Net increase (decrease) in cash and short-term investments
-----------------------------------------------------------------------    1,249.1       39.2     (316.2)
Cash and short-term investments at beginning of year                       1,448.4    1,409.2    1,725.4
----------------------------------------------------------------------- ----------  ---------  ---------
Cash and short-term investments at end of year                          $  2,697.5  $ 1,448.4  $ 1,409.2
----------------------------------------------------------------------- ==========  =========  =========


See accompanying notes.

The Lincoln National Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

--------------------------------------------------------------------------------
1. Summary of Significant Accounting Policies


Organization and Operations
The Lincoln National Life Insurance Company (the "Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 2001, the Company owned 100% of the outstanding common stock of two insurance company subsidiaries and eight non-insurance subsidiaries, including three limited liability companies.

The Company's principal businesses consist of underwriting annuities and life insurance contracts through multiple distribution channels. The Company is licensed and sells its products in 49 states, Canada and several territories of the United States.

Use of Estimates
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Insurance Department"), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

 Investments
 Bonds and preferred stocks are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners' ("NAIC") rating. For GAAP, the Company's bonds and preferred stocks are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

 Effective January 1, 2001 if it is determined that a decline in the fair value of a bond is other than temporary, the cost basis of the bond is written down to fair value. The provision for such declines is charged to realized loss. Impairment is considered to have occurred if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of a debt security in effect at the date of aquisition.

 All mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001 under GAAP, the Company accounted for the effects of changes in prepayment assumptions in the same manner. Effective April 1, 2001 for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than securitized assets that are of high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to its fair value. If high credit quality securities are adjusted, the retrospective method is used.

 Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

 Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is classified as a real estate investment rather than reported as an operating asset, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income, as would be required under GAAP.

 Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income taxes and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in net income, on a pre-tax basis, in the period that the asset giving rise to the gain or loss is sold. Such realized capital gains and losses are reported net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method.

 The asset valuation reserve ("AVR") provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula, and is reported as a liability, with changes reflected directly in unassigned surplus. AVR is not recognized for GAAP.

The Lincoln National Life Insurance Company

 Subsidiaries
 The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP.

 Policy Acquisition Costs
 The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, expense margins and actual realized gain (loss) on investments.

 Nonadmitted Assets
 Certain assets designated as "nonadmitted," principally past-due agents' balances, furniture and equipment, certain receivables, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual ("NAIC APPM"), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

 Universal Life and Annuity Policies
 Revenues for universal life policies and annuity policies consist of the entire premium received. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue. Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies and annuity policies are reported as benefits and settlement expenses in the accompanying statements of income. Under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

 Benefit Reserves
 Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

 Reinsurance
 Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, assets and liabilities related to reinsurance ceded contracts are reported on a gross basis, except for certain reinsurance contracts that provide statutory surplus relief to other insurance companies, for which a right of offset exists.

 A liability for reinsurance balances has been provided for unsecured policy reserves and unearned premiums ceded to reinsurers not authorized by the Insurance Department to assume such business. Changes to those amounts are cred ited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

 Commission allowances on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill and amortized over future periods, not to exceed 40 years, in accordance with benefits expected to be derived from the acquisitions. On a statutory-basis, the ceding commission is expensed when paid and reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

 Under statutory accounting, the initial gain from a reinsurance transaction is recognized as a separate a component of surplus (net of tax) and is recorded in income over time at the rate that earnings on the reinsured business are expected to emerge. Under GAAP, the gain is recognized as deferred revenue (a liability), net of DAC adjustments and is amortized into earnings over time at the rate that earnings on the reinsured business are expected to emerge.

 Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting; whereas, such contracts are accounted for using deposit accounting under GAAP.

 Employee Benefits
 For purposes of calculating the Company's pension and postretirement benefit obligations, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently eligible also would be included.

 Deferred Income Taxes
 Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and tax bases of assets and liabilities. Effective January 1, 2001, deferred federal income taxes are provided; however, deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted. Deferred taxes do not include amounts for state taxes. Under GAAP, states taxes

The Lincoln National Life Insurance Company are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

 Policyholder Dividends
 Policyholder dividends are recognized when declared rather than over the term of the related policies.

 Surplus Notes Due to LNC
 Surplus notes due to LNC are reported as surplus rather than as liabilities. On a statutory basis, interest on surplus notes is not accrued until approval is received from the Indiana Insurance Commissioner whereas, under GAAP, interest would be accrued periodically based on the outstanding principal and the interest rate.

 Statements of Cash Flows
 Cash, cash equivalents, and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

 A reconciliation of the Company's capital and surplus and net income (loss), as determined in accordance with statutory accounting practices, to amounts determined in accordance with GAAP is as follows:

                                                                       Capital and Surplus      Net Income (Loss)
                                                                      -----------------------------------------------
                                                                           December 31        Year ended December 31
                                                                        2001       2000      2001     2000     1999
                                                                      ---------  ---------  --------------------------
                                                                          (in millions)           (in millions)
                                                                      ---------  ---------  --------------------------
Amounts reported on a statutory-basis................................ $ 3,516.0  $ 2,679.1  $ 179.0  $ 569.9  $ 512.9
GAAP adjustments:
  Deferred policy acquisition costs, present value of future profits
   and goodwill......................................................   3,657.5    3,812.6    305.1    287.9    135.0
  Policy and contract reserves.......................................  (1,946.0)  (2,129.9)  (221.9)  (142.3)   (97.3)
  Policyholders' share of earnings and surplus on participating
   business..........................................................     (96.2)    (131.1)    (3.3)     (.3)    (1.8)
  Statutory deferred gain in surplus.................................  (1,042.4)     (63.9)      --       --       --
  Deferred income taxes..............................................    (257.8)     185.2    310.8   (108.3)  (117.4)
  Interest maintenance reserve.......................................       7.7       20.9    (12.9)   (51.4)   (87.2)
  Asset valuation reserve............................................     454.5      534.1       --       --       --
  Nonadmitted assets.................................................     731.1      196.1       --       --       --
  Unrealized gain (loss) on investments..............................     362.0       38.7       --       --       --
  Net realized loss on investments...................................      (2.8)    (156.5)    48.8     18.9    (32.4)
  Investments in subsidiary companies................................     567.8      523.3     77.8     61.8     39.1
  Surplus notes and related interest.................................  (1,250.0)  (1,250.0)      --       --      1.5
  Other, net.........................................................     197.5      (59.8)  (187.3)    12.7    129.8
                                                                      ---------  ---------  -------  -------  -------
Net increase (decrease)..............................................   1,382.9    1,519.7    317.1     79.0    (30.7)
                                                                      ---------  ---------  -------  -------  -------
Amounts reported on a GAAP basis..................................... $ 4,898.9  $ 4,198.8  $ 496.1  $ 648.9  $ 482.2
                                                                      =========  =========  =======  =======  =======

Other significant accounting practices are as follows:

Investments
Bonds not backed by other loans are principally stated at amortized cost and the discount or premium is amortized using the scientific method.

Mortgage-backed bonds (e.g., CMO's) are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities (i.e., the retrospective method). The Company has elected to use actual cost data as of January 1, 1994 as the cost of applying the retrospective adjustment method to securities purchased prior to that date.

Redeemable preferred stocks, which have the characteristics of debt securities and are rated as medium quality or better, are reported at cost or amortized cost. All other preferred stocks are recorded at market value.

Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains (losses) were reported in unassigned surplus without any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the date of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less, and are principally stated at amortized cost.

The Lincoln National Life Insurance Company

The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments that qualify for hedge accounting, and meet the criteria of an effective hedge, on a basis consistent with that of the item hedged, with the related net unrealized capital gain or loss reported in unassigned surplus, when applicable, along with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains and losses were reported in unassigned surplus without any adjustment for federal income taxes. The Company accounts for derivatives securities that do not meet the criteria to qualify for hedge accounting at fair value, and the related changes in fair value are recognized in current operations. The fair values of the Company's derivative securities are based on industry standard pricing models that are commercially available.

Upon termination, gains and losses on those derivative instruments that qualify for hedge accounting are included in the carrying values of the underlying hedged items or deferred in IMR, where applicable, and are amortized over the remaining lives of the hedged items as adjustments to investment income. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. government obligations or foreign exchange risk. Moreover, the derivatives used to hedge those exposures are designated as hedges and reduce the indicated risk by demonstrating a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items are sold, terminated or matured, the change in value of the derivatives is included in net income.

The Company's insurance subsidiaries are reported at their underlying statutory equity. The Company's noninsurance subsidiaries, which have no significant ongoing operations other than for the Company and its affiliates, are reported based on the underlying GAAP equity of the subsidiaries, adjusted to a statutory basis. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. Prior to January 1, 2001, the Company reported its noninsurance subsidiaries based on the underlying GAAP equity of the subsidiaries.

The Company has minor ownership interests in joint ventures and carries these investments based on its interest in the underlying GAAP equity of the investee.

Mortgage loans on real estate are reported at aggregate unpaid balances, less allowances for impairment. A mortgage loan is considered to be impaired, when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. The impairment is considered to be other than temporary when management determines foreclosure is probable. Then the mortgage loan is written down to fair value and a realized loss is recognized.

Policy loans are reported at unpaid balances.

Real estate occupied by the Company is reported at depreciated cost, net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Prior to January 1, 2001, real estate, other than that occupied by the Company was reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Realized capital gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks, which result from impairment or premium and discount amortization are credited or charged to income. Other changes in the admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly to unassigned surplus.

Loaned Securities
Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. In other instances, the Company will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in the Company's balance sheet in accordance with accounting guidance for secured borrowings and collateral. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

Goodwill
Goodwill, which represents the excess, subject to certain limitations, of the ceding commission over statutory-basis net assets of business purchased under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years. Goodwill is evaluated periodically for impairment, and if determined to be impaired, is written down to fair value, with the amount of the write down recorded as a realized loss.

Premiums
Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

Benefits

Life, annuity and accident and health benefit reserves are computed in accordance with actuarial standards. The reserves are based on actuarial assumptions that produce reserves at

The Lincoln National Life Insurance Company least as great as those called for in any contract provision as to reserve basis and method, and are in accordance with all other contract provisions. The reserves are at least as great as the minimum aggregate amounts required by the Insurance Department.

The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

Ordinary policies issued substandard are valued on the multiple table reserve basis. A reserve of 50% of the net extra premiums is carried on policies with flat extra premiums.

As of December 31, 2001, the Company has $71.4 million in reserves on $11.2 billion of insurance inforce on the life line of business, for which the gross premiums are less than the net premiums according to the standard of valuation required by the Insurance Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest, tabular reserves less actual reserves released and tabular cost have been determined by formula or from the basic data for such items. Tabular interest on funds not involving life contingencies has been determined by formula or from the basic data for such items.

Net of reinsurance, liabilities related to guaranteed investment contracts are equal to fund balances. Other deposit-type liabilities, such as supplemental contracts without life contingencies, annuities certain and dividend accumulations, are calculated by discounting the liabilities at prescribed interest rates.

Reinsurance Ceded and Assumed
Reinsurance premiums, benefits paid and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on investments managed by the Company are reported in net investment income.

The Company enters into reinsurance agreements with other companies in the normal course of business. Prior to the acquisition of LNC's reinsurance operations by Swiss Re on December 7, 2001, LNC's insurance subsidiaries assumed reinsurance from unaffiliated companies. The transaction with Swiss Re involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operations. Assets and liabilities on the balance sheets, and premiums and benefits on the statements of operations, which result from reinsurance contracts, are netted in accordance with accounting practices prescribed by the Indiana Department of Insurance, including the Swiss Re indemnity reinsurance transactions.

Pension Benefits
Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

Income Taxes
The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Stock Options
The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of LNC's common stock at the grant date, or other measurement date, over the amount an employee or agent must pay to acquire the stock.

Assets Held in Separate Accounts and Liabilities Related to Separate Accounts Separate account assets and liabilities reported in the accompanying balance sheets represent segregated funds administered and invested for the exclusive benefit of pension and variable life and annuity contractholders and for which the contractholders, rather than the Company, bear the investment risk. Separate account assets and liabilities are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits are reported as separate account investment management and administration service fees. Mortality charges on variable universal life contracts are reported as expense charges on deposit funds in the accompanying statements of operations. Fees charged relative to variable life and annuity administration agreements for separate account products sold by other insurance companies and not recorded on the Company's financial statements are included in separate account investment management and administration service fees.

Reclassifications
Certain amounts reported in the prior years' statutory-basis financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications had no effect on unassigned surplus or net income of the prior years.
--------------------------------------------------------------------------------
2. Accounting Change and Permitted Statutory Accounting Practice

The Company prepares its statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of Indiana. Effective January 1, 2001, the State of Indiana required that insurance companies domiciled in Indiana prepare their statutory-basis financial statements in accordance with the NAIC APPM.

Accounting changes adopted to conform to the provisions of the NAIC APPM are reported as changes in accounting princi-

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
2. Accounting Change and Permitted Statutory Accounting Practice (continued)

ples. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased capital and surplus by $8.7 million as of January 1, 2001. Included in this total adjustment are the following items:

                                                           Increase
                                                          (Decrease)
                                                            Surplus
                                                         -------------
                                                         (in millions)
                                                         -------------
          Deferred tax asset............................     $110.8...
          Employee benefit plans........................       18.2...
          AVR beginning value adjustment for other asset
           changes......................................        9.4...
          Cost of collection............................        2.0...
          Home office real estate.......................      (3.8)...
          Mortgage loans impairment.....................      (5.2)...
          Derivatives...................................      (9.6)...
          Company owned furniture, equipment and
           plane........................................     (11.7)...
          Bonds and stocks..............................     (41.0)...
          Tax deficiency reserve........................     (60.4)...
                                                            ------
          Total.........................................    $  8.7
                                                            ======

In 2001, the Company received written approval from the Insurance Department to pay dividends from paid-in surplus, instead of from unassigned surplus, if there is no earned surplus, or an insufficient amount of earned surplus, to pay the requested dividend, subject to the Indiana Insurance Commission's approval. The Insurance Department also granted the Company permission to retroactively reclassify dividends paid from earned surplus in 2001 to paid-in surplus. Dividends paid in 2001 from paid-in surplus, after the retroactive adjustment, totaled $495.0 million.

The Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Indiana for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under the Indiana Insurance Law. The NAIC APPM has been adopted as a component of prescribed or permitted practices by the state of Indiana, however; Indiana has required the use of particular mortality tables to compute reserves for certain types of life insurance policies, which result in higher reserves than would be required under NAIC APPM. The use of the mortality tables required by Indiana, rather than reserve calculation pursuant to NAIC APPM, resulted in a decrease to gain from operations before federal income taxes and net realized loss on investments for the year ended December 31, 2001 of $68.9 million, and a decrease to capital and surplus as of December 31, 2001 of $162.7 million.
--------------------------------------------------------------------------------
3. Investments

The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds at December 31, 2001, and 2000 are summarized as follows:

                                Cost or    Gross      Gross
                               Amortized Unrealized Unrealized   Fair
                                 Cost      Gains      Losses     Value
                               --------- ---------- ---------- ---------
                                             (in millions)
                               -----------------------------------------
        At December 31, 2001:
          Corporate........... $19,283.8   $665.0     $488.5   $19,460.3
          U.S. government.....     325.8     55.9        4.7       377.0
          Foreign government..     765.6     43.7        3.8       805.5
          Mortgage-backed.....   3,016.0    114.8       22.7     3,108.1
          State and municipal.      29.8       .3         .6        29.5
                               ---------   ------     ------   ---------
                               $23,421.0   $879.7     $520.3   $23,780.4
                               =========   ======     ======   =========
        At December 31, 2000:
          Corporate........... $17,205.5   $430.8     $542.0   $17,094.3
          U.S. government.....     324.2     64.2        2.5       385.9
          Foreign government..     812.6     35.9       27.9       820.6
          Mortgage-backed.....   3,499.0     89.9       34.2     3,554.7
          State and municipal.      11.2       --         .1        11.1
                               ---------   ------     ------   ---------
                               $21,852.5   $620.8     $606.7   $21,866.6
                               =========   ======     ======   =========

The cost or amortized cost of bonds at December 31, 2001 and 2000 has been reduced by adjustments of $248.7 million and $58.3 million, respectively, to decrease cost or amortized cost as a result of write-downs of these investments due to impairment and/or the Securities Valuation Office of the NAIC ("SVO") designating certain investments as in or near default.

The Lincoln National Life Insurance Company

A summary of the cost or amortized cost and the fair value of investments in bonds at December 31, 2001, by contractual maturity, is as follows:

                                              Cost or
                                             Amortized   Fair
                                               Cost      Value
                                             --------- ---------
                                                (in millions)
                                             --------- ---------
               Maturity:
                 In 2002.................... $   711.6 $   723.7
                 In 2003-2006...............   4,918.6   5,035.2
                 In 2007-2011...............   7,682.8   7,662.6
                 After 2011.................   7,092.1   7,250.8
                 Mortgage-backed securities.   3,015.9   3,108.1
                                             --------- ---------
               Total........................ $23,421.0 $23,780.4
                                             ========= =========

The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of investments in bonds during 2001, 2000 and 1999 were $5.6 billion, $2.9 billion and $5.4 billion, respectively. Gross gains during 2001, 2000 and 1999 of $146.3 million, $56.0 million and $95.4 million, respectively, and gross losses of $171.4 million, $116.5 million and $195.5 million, respectively, were realized on those sales.

At December 31, 2001 and 2000, investments in bonds, with an admitted asset value of $21.4 million and $99.9 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements. At December 31, 2001, the Company held foreign-currency dominated securities with a U.S. dollar equivalent par value of $80.1 million.

At December 31, 2001, the Company held unrated or less-than-investment grade corporate bonds of $1.7 billion, with an aggregate fair value of $1.6 billion. Those holdings amounted to 7.34% of the Company's investments in bonds and less than 4.89% of the Company's total admitted assets. The Company performs periodic evaluations of the relative credit standing of the issuers of these bonds.

Unrealized gains and losses on investments in unaffiliated common stocks are reported directly in unassigned surplus. The cost or amortized cost of preferred stock and unaffiliated common stock, gross unrealized gains and losses and the fair value of such investments at December 31, 2001, and 2000 are as follows:

                                Cost or    Gross      Gross
                               Amortized Unrealized Unrealized Fair
                                 Cost      Gains      Losses   Value
                               --------- ---------- ---------- -----
                                           (in millions)
                               --------- ---------- ---------- -----
           At December 31,
            2001:
             Preferred stocks.  $223.6     $ 5.5      $  .6    228.5
                               =====================================
             Unaffiliated
              common stocks...   107.4      15.2       15.1    107.5
                               =====================================
           At December 31,
            2000:
             Preferred stocks.   261.7       2.9       25.1    239.5
                               =====================================
             Unaffiliated
              common stocks...   145.7      30.7       14.7    161.7
                               =====================================

The cost or amortized cost of preferred stocks at December 31, 2001 and 2000 has been reduced by adjustments of $14.9 million and $7.6 million, respectively, to decrease amortized cost as a result of write-downs of these investments due to impairment and/or the SVO designating certain investments as low or lower quality.

During 2001, the minimum and maximum lending rates for mortgage loans were 6.3% and 10.0%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 79.5%. At December 31, 2000, the Company held mortgages aggregating $5.0 million with interest overdue beyond 180 days (excluding accrued interest). No interest was past due 180 days or more on mortgages at December 31, 2001. At December 31, 2001 and 2000 impaired loans with a related allowance ($2.5 million and $5.2 million, respectively) for credit losses are $21.7 million and $24.1 million, respectively. The average recorded investment in impaired loans is $23.3 million and $30.l million at December 31, 2001 and 2000, respectively. The Company recognized interest income of $2.8 million during the period the loans were impaired for each of the years ended December 31, 2001 and 2000. At December 31, 2001 and 2000, there was no nonadmitted interest due on these mortgage loans. Mortgage loans balances do not include any taxes, assessments or amounts advanced as of December 31, 2001 or 2000. There are no impaired mortgage loans without an allowance for credit losses at December 31, 2001 or 2000.

All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

The total recorded investment in restructured mortgage loans, at December 31, 2001 and 2000 is $5.2 million and $4.1 million, respectively. The realized capital losses related to these loans were $.7 million and $.5 million at December 31, 2001 and 2000, respectively. The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans generally is recognized on a cash basis.

The Lincoln National Life Insurance Company

Components of the Company's investments in real estate are summarized as follows:

                                                    December 31
                                                   2001    2000
                                                  --------------
                                                   (in millions)
                                                  --------------
              Properties occupied by the Company:
                Land............................. $  1.8  $  2.5
                Buildings........................    4.9    10.5
                Less accumulated depreciation....    (.5)   (2.5)
                                                  ------  ------
                                                     6.2    10.5
              Properties held for sale:
                Land.............................   41.3    45.8
                Buildings........................  219.3   238.3
                Other............................   19.9    16.3
                Less accumulated depreciation....  (36.9)  (39.2)
                                                  ------  ------
                                                   243.6   261.2
                                                  ------  ------
              Total real estate.................. $249.8  $271.7
                                                  ======  ======

The major categories of net investment income are as follows:

                                              Year ended December 31
                                              2001     2000     1999
                                            --------------------------
                                                  (in millions)
                                            --------------------------
         Income:
           Bonds........................... $1,724.3 $1,744.3 $1,840.6
           Preferred stocks................     22.0     21.3     20.3
           Unaffiliated common stocks......      2.4      4.9      6.3
           Affiliated common stocks........     79.8     10.2      7.8
           Mortgage loans on real estate...    326.5    328.1    321.0
           Real estate.....................     42.3     41.4     57.8
           Policy loans....................    111.0    109.8    101.7
           Other investments...............     70.5     58.7     50.6
           Cash and short-term investments.     58.2     77.9     95.9
                                            -------- -------- --------
         Total investment income...........  2,437.0  2,396.6  2,502.0
         Expenses:
           Depreciation....................     10.5     12.8     14.4
           Other...........................    298.1    258.3    284.4
                                            -------- -------- --------
         Total investment expenses.........    308.6    271.1    298.8
                                            -------- -------- --------
         Net investment income............. $2,128.4 $2,125.5 $2,203.2
                                            ======== ======== ========

Nonadmitted accrued investment income at December 31, 2001 amounted to $9.9 million and consists principally of investment income on bonds that is over 90 days past due. No accrued investment income was nonadmitted at December 31, 2000.

Net realized capital gains (losses) on investments are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                                                      2001     2000    1999
                                                                                                     -----------------------
                                                                                                          (in millions)
                                                                                                     -----------------------
Net realized capital gains (losses) on investments.................................................. $(235.1) $(60.3) $ 20.8
Less amount transferred to IMR (net of related taxes (credits) of $4.3, ($16.0) and ($31.4) in 2001,
 2000 and 1999, respectively).......................................................................     7.9   (29.7)  (58.3)
                                                                                                     -------  ------  ------
                                                                                                      (243.0)  (30.6)   79.1
Less federal income taxes (credits) on realized gains (losses)......................................    17.3   (58.5)  (35.3)
                                                                                                     -------  ------  ------
Net realized capital gains (losses) net of income tax expense and excluding net transfers to the IMR $(260.3) $ 27.9  $114.4
                                                                                                     =======  ======  ======

The Lincoln National Life Insurance Company

4. Subsidiaries


At December 31, 2001, the Company owned 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("LNY"). At December 31, 2000, the Company also owned 100% of the outstanding common stock of two other insurance subsidiaries, Lincoln National Health &
Casualty Insurance Company and Lincoln National Reassurance Company, which were sold during 2001. A realized loss of $12.5 million was realized on these sales. The Company owns 100% of the outstanding common stock of five non-insurance company subsidiaries: Lincoln National Insurance Associates ("LNIA"), Lincoln Financial Distributors, Inc. ("LFD"), which was formerly known as Sagemark Consulting, Inc., Wakefield Tower Alpha Limited ("Wakefield"), Lincoln Realty Capital Corporation ("LRCC") and Lincoln Life & Annuity Distributors, Inc. ("LLAD").

Statutory-basis financial information related to the insurance subsidiaries is summarized as follows (in millions):

                                 December 31, 2001 December 31, 2000
                                 -----------------------------------
                                  First             First
                                  Penn      LNY     Penn      LNY
                                 -----------------------------------
           Cash and invested
            assets.............. $1,487.4 $1,945.7 $1,376.9 $1,947.0
           Other assets.........     81.1     42.4     41.6     41.7
           Separate account
            asset...............       --    356.4       --    329.8
                                 -------- -------- -------- --------
           Total admitted
            assets.............. $1,568.5 $2,344.5 $1,418.5 $2,318.5
                                 ======== ======== ======== ========
           Insurance reserves... $1,415.1 $1,760.7 $1,305.3 $1,772.1
           Other liabilities....     76.4     36.8     41.8     48.0
           Separate account
            liabilities.........       --    356.4       --    329.8
           Capital and surplus..     77.0    190.6     71.4    168.6
                                 -------- -------- -------- --------
           Total liabilities and
            capital and
            surplus............. $1,568.5 $2,344.5 $1,418.5 $2,318.5
                                 ======== ======== ======== ========

                                               Year ended
                                   December 31, 2001 December 31, 2000
                                   ----------------------------------
                                    First             First
                                    Penn       LNY    Penn       LNY
                                   ------    ------- --------  -------
             Revenues............. $349.7    $395.0  $327.6    $389.8
             Benefits and expenses  343.2     363.4   322.2     341.8
             Net realized losses..   (8.2)    (12.2)     --      (2.2)
                                   ------    ------   ------   ------
             Net income (loss).... $ (1.7)   $ 19.4  $  5.4    $ 45.8
                                   ======    ======   ======   ======

LNIA was purchased in 1998 for $.6 million and has an admitted asset value of $2.0 million at December 31, 2001. LFD is a broker dealer that was acquired in connection with a reinsurance transaction completed in 1998 and has an admitted asset value of $7.0 million at December 31, 2001. Wakefield was formed in 1999 to engage in the ownership and management of investments and has an admitted asset value of $280.6 million at December 31, 2001. Wakefield's assets as of December 31, 2001 consist entirely of investments in bonds. LRCC was formed in 1999 to engage in the management of certain real estate investments. It was capitalized with cash and three real estate investments of $12.7 million and has an admitted asset value of $26.3 million at December 31, 2001. LLAD was formed in 2000 to distribute the Company's products to its customers and has an admitted asset value of $40.0 million at December 31, 2001.

The carrying value of all affiliated common stocks, was $623.5 and $743.0 million at December 31, 2001 and 2000, respectively. The cost basis of investments in subsidiaries as of December 31, 2001 and 2000 was $750.2 million and $1.1 billion, respectively. Included in the change in differences in cost and admitted investment amounts in the Statement of Changes in Capital and Surplus is a net decrease in the unrealized loss on investments in subsidiaries for the year ended December 31, 2001 of $61.7 million, related to the change in carrying values of the Company's investments in its subsidiaries and affiliates.

During 2001, 2000 and 1999, the subsidiaries paid dividends to the Company of $74.6 million, $11 million and $5.2 million, respectively.

The Company has no investments in subsidiaries, controlled entities, affiliated entities, joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

The Company did not recognize any impairment write-downs for its investments in subsidiaries during the statement period.

The Lincoln National Life Insurance Company

5. Federal Income Taxes


Income before federal income taxes differs from taxable income in 2001 principally due to tax expense on the deferred gain from the sale of the reinsurance operations (see Note 9), offset by tax-exempt investment income and dividends-received tax deductions. In 2000 and 1999, income before federal income taxes differs from taxable income principally due to tax exempt investment income and dividends-received tax deductions.

Capital gains (losses) of $63.7 million, ($174.0 million) and ($151.7 million), were recognized in 2001, 2000 and 1999, respectively. The losses were carried back to recover taxes paid in prior years.

The Company paid (received) $9.6 million, ($42.6 million) and $45.3 million to
(from) LNC in 2001, 2000 and 1999, respectively, for federal income taxes.

The components of the net deferred tax asset are as follows:

                                             December 31, January 1,
                                                 2001        2001
                                             ----------------------
                                                  (in millions)
                                             ----------------------
            Gross deferred tax assets.......   $ 797.5     $ 721.8
            Gross deferred tax liabilities..    (156.1)     (250.2)
            Deferred tax assets non-admitted    (461.2)     (360.8)
                                               -------     -------
            Net deferred tax asset..........   $ 180.2     $ 110.8
                                               =======     =======

The components of income tax expense are as follows:

                                                2001     2000    1999
                                               -----------------------
                                                    (in millions)
                                               -----------------------
         Current federal income tax:
           Federal income tax expense on
            operations........................  $456.5  $ 94.9  $ 85.4
           Federal income tax expense
            (credit) on realized gains
            (losses)..........................    17.3   (58.5)  (35.3)
                                               -------  ------  ------
         Total current federal income tax in
          net income..........................   473.8    36.4    50.1
         Change in deferred tax:
           Change in deferred tax assets......   (75.7)     --      --
           Change in deferred tax liabilities.   (94.1)     --      --
           Change in non-admitted deferred
            tax asset.........................   100.4      --      --
                                               -------  ------  ------
         Net change in net deferred tax asset.   (69.4)     --      --
                                               -------  ------  ------
         Total federal income tax............. $ 404.4  $ 36.4  $ 50.1
                                               =======  ======  ======

The Company's income tax expense differs from the amount obtained by applying the federal statutory rate of 35% to Net Gain from Operations After Dividends to Policyholders for the following reasons:

                                                2001    2000    1999
                                               ----------------------
                                                    (in millions)
                                               ----------------------
          Expected federal income tax
           expense............................ $313.5  $222.9  $169.4
          Gain from sale of reinsurance
           agreements.........................  310.0    (2.8)   25.1
          Tax preferred investment income.....  (99.5)  (71.9)  (60.9)
          Income tax credits..................  (39.0)  (17.5)  (16.7)
          Amortization of capitalized software  (14.5)  (13.6)  (11.8)
          (Payment) accrual of contingency
           items..............................  (14.3)   15.7    21.8
          Other amounts.......................    0.3   (37.9)  (41.5)
                                               ------  ------  ------
          Tax expense on net income before
           realized capital gains (losses)....  456.5    94.9    85.4
          Tax on realized capital gains.......   17.3   (58.5)  (35.3)
                                               ------  ------  ------
          Total income tax expense............ $473.8  $ 36.4  $ 50.1
                                               ======  ======  ======

Under prior income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." The Company has approximately $187 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related tax liability has been recognized. If the entire balance of the account became taxable under the current federal income tax rate, the tax would be approximately $65.5 million. No deferred tax liabilities are recognized related to the Policyholders' Surplus Account.
--------------------------------------------------------------------------------
6. Reserves and Reinsurance
The balance sheet caption "Reinsurance recoverable" includes amounts recoverable from other insurers for claims paid by the Company of $183.1 and $123.5 million at December 31, 2001 and 2000, respectively.

The balance sheet caption, "Total policy and contract liabilities," has been reduced for insurance ceded in the amounts of $6.6 billion and $5.2 billion as of December 31, 2001 and 2000, respectively.

Reinsurance transactions, excluding assumption reinsurance, included in the income statement captions, "Life and annuity premiums" and "Accident and health premiums" are as follows:

                                         Year ended December 31
                                         2001      2000     1999
                                       --------  -------- --------
                                              (in millions)
                                       ---------------------------
              Insurance assumed....... $2,630.9  $3,952.9 $2,606.5
              Insurance ceded.........  3,200.8   2,766.6  1,675.1
                                       --------  -------- --------
              Net reinsurance premiums $ (569.9) $1,186.3 $  931.4
                                       ========  ======== ========

The Lincoln National Life Insurance Company

The income statement caption, "Benefits and settlement expenses," is net of reinsurance recoveries of $3.3 billion, $1.9 billion and $2.6 billion for 2001, 2000 and 1999, respectively.

Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and fees in course of collection," are as follows:

                                          December 31, 2001
                                       ----------------------
                                                       Net of
                                       Gross   Loading Loading
                                       ------  ------- -------
                                            (in millions)
                                       ----------------------
                 Ordinary new business $  5.4   $(7.0) $ (1.6)
                 Ordinary renewal.....  (73.5)   (2.5)  (76.0)
                 Group life...........    6.9     1.0     7.9
                                       ------   -----  ------
                                       $(61.2)  $(8.5) $(69.7)
                                       ======   =====  ======

                                          December 31, 2000
                                       ------------------------
                                                        Net of
                                       Gross  Loading  Loading
                                       ------ -------- --------
                                            (in millions)
                                       ------------------------
                 Ordinary new business $ 13.0 $    8.1 $    4.9
                 Ordinary renewal.....   57.9     15.7     42.2
                 Group life...........    9.7       .2      9.5
                                       ------ -------- --------
                                       $ 80.6 $   24.0 $   56.6
                                       ====== ======== ========

At December 31, 2001, the Company's annuity reserves and deposit fund liabilities, including separate accounts, which are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                      Amount   Percent
                                                     --------- -------
                                                       (in millions)
                                                     ----------------
         Subject to discretionary withdrawal with
          adjustment:
           With market value adjustment.............  $2,367.0     4%
           At book value, less surrender charge.....   2,457.5     5%
           At market value..........................  36,344.6    64%
                                                     ---------   ---
         Total......................................  41,169.1    73%
         Subject to discretionary withdrawal
          without adjustment at book value
          with minimal or no charge or
          adjustment................................  12,594.2    22%
         Not subject to discretionary withdrawal....   2,906.3     5%
                                                     ---------   ---
         Total annuity reserves and deposit fund....  56,669.6   100%
                                                     =========   ===
         Less reinsurance ceded.....................   1,225.3
                                                     ---------
         Net annuity reserves and deposit fund
           liabilities, including separate accounts. $55,444.3
                                                     =========

At December 31, 2001, the Company had variable annuity policies and variable universal life policies with guaranteed minimum death benefits as follows:

                                          Amount of
                               Subjected Reserve Held Reinsurance
                                Account    (Net of      Reserve
                                 Value   Reinsurance)   Credit
                               --------- ------------ -----------
                                         (in millions)
                               ----------------------------------
              Variable annuity $37,843.8    $46.7        $9.2
              Variable life...     114.7     23.8          --
                               ---------    -----        ----
              Total........... $37,958.5    $70.5        $9.2
                               =========    =====        ====

--------------------------------------------------------------------------------
7. Capital and Surplus

In 1998, the Company issued two surplus notes to LNC in return for cash of $1.25 billion. The first note, for $500.0 million, issued to LNC, calls for the Company to pay the principal amount of the notes on or before March 31, 2028, with interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before January 5, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2.3 billion at December 31, 2001), and subject to approval by the Indiana Insurance Commissioner.

The second note for $750.0 million, issued to LNC, calls for the Company to pay the principal amount of the notes on or before December 31, 2028, with interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before December 18, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2.4 billion at December 31, 2001), and subject to approval by the Indiana Insurance Commissioner.

The Lincoln National Life Insurance Company

A summary of the terms of these surplus notes follows (in millions):

                                   Principal
                                  Outstanding  Current  Inception   Accrued
                                       at        Year    to Date  Interest at
                     Principal    December 31, Interest Interest  December 31,
 Date Issued       Amount of Note     2001       Paid     Paid        2001
 -----------       -------------- ------------ -------- --------- ------------
 January 5, 1998..    $  500.0      $  500.0    $41.0    $130.7          --
 December 18, 1998       750.0         750.0     56.5     137.2          --
                      --------      --------    -----    ------     -------
 Total............    $1,250.0      $1,250.0    $97.5    $267.9          --
                      ========      ========    =====    ======     =======

Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 2001, the Company exceeds the RBC requirements.

The payment of dividends by the Company to LNC is limited and cannot be made except from earned profits of the Company and, in certain circumstances, without prior approval of the Indiana Insurance Commissioner. Ordinary dividends to LNC are restricted to the greater of 2001 statutory basis net income or 10% of statutory basis capital and surplus at December 31, 2001. In 2002, the Company can pay dividends of $300.6 million without the prior approval of the Indiana Insurance Commissioner, based on unassigned surplus available as stated in the December 31, 2001 Annual Statement filed with the Insurance Department (see Note 14).

Total assets have been decreased by $813.6 million for non-admitted assets as required by statutory guidance.

The Company is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the State of Indiana, the Company is also subject to the regulatory requirements that the State of
New York imposes upon accredited reinsurers.
--------------------------------------------------------------------------------
8. Employee Benefit Plans

LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans, supplemental retirement plans, a salary continuation plan, supplemental executive retirement plan and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis Statements of Operations or Balance Sheets for any of the periods shown.

LNC has various incentive plans for employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options awarded under the stock option incentive plans are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death. Options granted prior to 1992 are exercisable one year after the date of grant and options issued subsequent to 1991 become exercisable in 25% increments over the four-year period following the option grant anniversary date. A "reload option" feature was added on May 14, 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%.

In 2000, as a result of changes in the interpretation of the existing accounting rules for stock options, LNC and the Company decided not to continue issuing stock options to agents that do not meet the stringent definition of a common law employee. In the first quarter of 2000, LNC adopted a stock appreciation right ("SAR") program as a replacement to the agent stock option program. The first awards under this program were also made in the first quarter of 2000. The SARs under this program are rights on LNC stock that are cash settled and become exercisable in 25% increments over the four year period following the SAR grant date. SARs are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire five years from the date of grant. Such SARs are transferable only upon death.

LNC recognizes compensation expense for the SAR program based on the fair value method using an option-pricing model. Compensation expense and the related liability are recognized on a straight-line basis over the vesting period of the SARs. The SAR liability is marked-to-market through net income. This accounting treatment causes volatility in income as a result of changes in the market value of LNC stock. LNC hedges this volatility by purchasing call options on LNC stock. Call options hedging the vested SARs are also marked-to-market through net income. The compensation expense and hedge income (expense) do not affect the statutory-basis financial statements of the Company.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
8. Employee Benefit Plans (continued)


As of December 31, 2001, there were 4,277,588 and 1,277,275 shares of LNC common stock subject to options granted to Company employees and agents, respectively, under the stock option incentive plans of which 2,718,859 and 806,307, respectively, were exercisable on that date. The exercise prices of the outstanding options range from $13.86 to $56.75. During 2001, 2000 and 1999, 3,175,782, 935,986 and 1,044,078 options became exercisable, respectively, 946,843, 190,100 and 318,421 options were exercised, respectively, and 227,141, 383,364 and 82,024 options forfeited, respectively.

As of December 31, 2001, there were 8,475 and 1,111,467 shares of LNC common stock subject to SARs granted to Company employees and agents, respectively, under the SAR pro gram. Of the SARs granted, 102,297 granted to agents, were exercisable as of that date. The exercise prices of the outstanding SARs range from $24.72 to $48.19. During 2001 and 2000, 177,485 and 8,500 SARs became exercisable, respectively, 15,200 and 5,100 SARs were forfeited, respectively and in 2001, 63,388 SARs were exercised. No SARs were exercised in 2000.

Effective July 1, 1999, the Company's agent postretirement plan was changed to require agents retiring on or after that date to pay the full premium costs. This change to the Plan resulted in a one-time curtailment gain of $1.4 million in 1999.
--------------------------------------------------------------------------------
9. Restrictions, Commitments and Contingencies

Marketing and Compliance Matters
Regulators continue to focus on market conduct and compliance issues. Under certain circumstances, companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

Group Pension Annuities
The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio. Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

Leases
The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods. Rental expense on these leases was $28.4 million in 2001. The company receives rental income from affiliates for their use of a portion of the home office properties, which partially offsets rental expense. Such rental income amounted to $3.2 million in 2001. Total rental expense on other operating leases in 2001 was $12.0 million. Total rental expense on all operating leases in 2000 and 1999 was $45.6 million and $44.5 million, respectively. At December 31, 2001, future minimum rental commitments are as follows (in millions):

                               2002...... $ 37.9
                               2003......   35.0
                               2004......   34.1
                               2005......   33.1
                               2006......   33.4
                               Thereafter   64.8
                                          ------
                                          $238.3
                                          ======

Information Technology Commitment
In February 1998, the Company signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. Total costs incurred in 2001, 2000 and 1999 were $62.8 million, $65.1 million and $67.4 million respectively. Future minimum annual costs range from $40.9 million to $56.8 million, however future costs are dependent on usage and could exceed these amounts.

Reinsurance Contingencies
On December 7, 2001, Swiss Re Life & Health America, Inc. ("Swiss Re") acquired LNC's reinsurance operation for $2.0 billion. In addition, LNC retained approximately $500.0 million of statutory capital supporting the reinsurance operation. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised the LNC's reinsurance operation. Two of the stock companies sold, Lincoln National Health & Casualty Insurance Company and Lincoln National Reassurance Company, were wholly-owned subsidiaries of the Company. As a result, and because a significant amount of the reinsurance business subject to the indemnity reinsurance transactions was written through the Company, the Company

The Lincoln National Life Insurance Company received $1.84 billion of the $2.0 billion proceeds and retained approximately $250.0 million of the statutory capital.

A pre-tax loss of $12.5 million was recognized by the Company on the sale of the subsidiaries. A statutory gain of $1.5 billion was generated under the indemnity reinsurance agreements. This gain was reported as a direct adjustment to unassigned surplus (net of related income taxes) and recognition of the surplus increase as income will be reported on a net-of-tax basis as earnings emerge from the business reinsured, in accordance with the requirements of Statement on Statutory Accounting Principles No. 61, Life, Deposit-Type, and Accident and Health Reinsurance. During 2001, the Company recognized as income $8.0 million of the deferred gain.

LNC and Swiss Re have not agreed upon the final closing financial statements associated with the December 7, 2001 transactions. There are currently disputed matters of approximately $500.0 million, which relate primarily to personal accident business reserves and recoverables. LNC's ongoing indemnification to Swiss Re on the underlying reinsurance business is limited to the personal accident business. Pursuant to the purchase agreement, LNC's exposure is capped at $100.0 million for net future payments under the personal accident programs in excess of $148.0 million, which represents the personal accident liabilities, net of the assets held for reinsurance recoverable at December 31, 2000. Up to $200.0 million of net payments in excess of the net liabilities will be shared on a 50/50 basis between LNC and Swiss Re. LNC has no continuing indemnification risk to Swiss Re on other reinsurance lines of business.

Under the timeframe provided for within the acquisition agreement for dispute resolution, it is probable that the earliest point that these matters will be agreed upon would be the second quarter of 2002. If the parties are unable to reach agreement, and these matters go to arbitration, an ultimate resolution of these matters may take several additional months. Upon reaching agreement as to the final closing financial statements, it is possible that the Company could record adjustments to the realized loss on the sale of subsidiaries, to income, or to the amount of gain reported as a direct adjustment to unassigned surplus. Another aspect of a potential dispute resolution could result in LNC and the Company agreeing to transfer assets to Swiss Re until the adequacy of certain reserves and related recoverables can be determined. In that event, LNC and the Company's future investment income would be reduced to the extent that any such dispute resolution would result in Swiss Re's retention of the related investment income during the timeframe that Swiss Re would hold the invested assets. While uncertainty exists as to how these disputed matters will finally be resolved, at the present time the Company believes the amounts reported within the Company's statutory-basis financial statements as of and for the year ended December 31, 2001 represent the best estimate of the ultimate outcome of Swiss Re's acquisition of the Company's reinsurance business.

Other Insurance Ceded and Assumed
On November 1, 1999, the Company closed its previously announced agreement to transfer a block of disability income business to MetLife. Under this indemnity reinsurance agree- ment, the Company transferred $490.8 million of cash to MetLife representing the statutory reserves transferred on this business less $17.8 million of purchase price consideration. In accordance with statutory accounting rules on indemnity reinsurance, the gain on sale was reported on a net-of-tax basis as a direct adjustment to surplus. At December 31, 2001, the surplus component of the gain ($64.8 million) related to this transaction is included in the total surplus gain component associated with the aquisition of LNC's reinsurance operations by Swiss Re and is being recognized in income at the rate that earnings are expected to emerge on this reinsurance business.

The Company cedes insurance to other companies. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. The Company limits its maximum coverage that it retains on an individual to $10 million. Portions of the Company's deferred annuity business have also been coinsured with other companies to limit its exposure to interest rate risks. At December 31, 2001, the reserves associated with these reinsurance arrangements totaled $1.1 billion. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and reserves for policy benefits, net of insurance ceded. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

Proceeds from the sale of common stock of American States Financial Corporation ("American States") and proceeds from the January 5, 1998 surplus note, were used to finance an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance and annuity business from CIGNA. In 1999, the Company and CIGNA reached an agreement through arbitration on the final statutory-basis values of the assets and liabilities reinsured. As a result, the Company's ceding commission for this transaction was reduced by $58.6 million in 1999.

The Company assumes insurance from other companies, including certain affiliates. At December 31, 2001, the Company provided $75.3 million of statutory-basis surplus relief to other insurance companies under reinsurance transactions. The Company retroceded 100% of this accepted surplus relief to its off-shore reinsurance affiliates. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $76.1 million and $16.7 million at December 31, 2001 and 2000, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2001, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

The Lincoln National Life Insurance Company

In 2001 and 2000, the Company did not commute any ceded reinsurance. During 2001, the Company recorded reinsurance credits on existing policies of $656.9 million as a result of new or amended reinsurance agreements.

Neither the Company nor any of its affiliates control any non-affiliated reinsurers with which they do business. No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. At December 31, 2001 there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.

Surplus would be reduced by $402.4 million at December 31, 2001 if all reinsurance agreements were cancelled. In 2001, the Company established provisions for uncollectible reinsurance on personal accident reinsurance programs in the amount of $105.4 million and the Company wrote off ceded reinsurance balances in the amount of $89.0 million, related to personal accident reinsurance programs based on a refined analysis of the underlying information.

Vulnerability from Concentrations
At December 31, 2001, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2001, 30% of such mortgages, or $1.2 billion, involved properties located in Texas and California. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $38.7 million.

At December 31, 2001, the Company did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business; or 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial con- dition. Although the Company does not have any significant concentration of customers, the Company's annuities division has a long-standing distribution relationship with American Funds Distributors that is significant to the Company. In 2001, the American Legacy Variable Annuity sold through American Funds Distributors accounted for approximately 21% of the Company's total gross annuity deposits. The relationship with American Funds Distributors is highly valued by the Company. Both the Company and American Funds Distributors are continuously seeking ways to increase sales and to retain the existing business.

Other Contingency Matters
The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for certain claims in excess of $5.0 million. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

During the fourth quarter of 2000, the Company reached an agreement in principle to settle all class action lawsuits alleging fraud in the sale of non-variable universal life and participating whole life insurance policies. It requires that the Company provide benefits and a claim process to policyholders who purchased non-variable universal life and participating whole life policies between January 1, 1981 and December 31, 1998. The settlement covers approximately 431,000 policies. Owners of approximately 4,300 policies have excluded themselves (opted-out) from the settlement and, with respect to these policies, will not be bound by the settlement. Total charges recorded during 2000 for this settlement were $64.7 million. With the court's approval of the settlement in the second quarter of 2001 and the expiration in the third quarter of 2001 of the time to file an appeal, the case was concluded for all policyholders not previously opting out. During the third quarter of 2001, settlement was reached with some of the owners of policies who opted-out of the original settlement. Overall, the third quarter developments relating to these matters were slightly favorable when compared to the assumptions underlying the estimates made in 2000 when the related charges were taken; however, there is continuing uncertainty as to the ultimate costs of settling the remaining opt-out cases. It is management's opinion that such future developments will not materially affect the consolidated financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

Derivatives
The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. government obligations and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts. The contract or notional amounts of these instruments reflect the extent of involvement in the various types of financial instruments. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

The Lincoln National Life Insurance Company

                                                              Assets
                                                   -----------------------------
                                   Notional or     Carrying Fair  Carrying Fair
                                Contracts/Amounts   Value   Value  Value   Value
                                ------------------------------------------------
                                   December 31      December 31    December 31
                                ------------------------------------------------
                                  2001      2000     2001   2001    2000   2000
                                ------------------------------------------------
                                                 (in millions)
                                ------------------------------------------------
Interest rate derivatives:
  Interest rate cap agreements.  $1,258.8 $1,558.8   $ .6   $  .6  $ 2.7   $ 0.4
  Swaptions....................   1,752.0  1,752.0     .1      .1    8.2     0.9
  Interest rate swaps..........     335.1    708.2     --    21.0     --    38.1
                                --------- --------   ----   -----  -----   -----
                                  3,345.9  4,019.0     .7    21.7   10.9    39.4
Foreign currency derivatives:
  Foreign currency swaps.......      94.6     37.5    3.8     5.9    2.6     2.5
                                --------- --------   ----   -----  -----   -----
                                $ 3,440.5 $4,056.5   $4.5   $27.6  $13.5   $41.9
                                ========= ========   ====   =====  =====   =====

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is as follows:

                                   Interest Rate Caps      Swaptions
                                   -------------------------------------
                                     2001      2000      2001     2000
                                   -------------------------------------
                                               (in millions)
                                   -------------------------------------
      Balance at beginning of year $1,558.8  $2,508.8  $1,752.0 $1,837.5
      Terminations and maturities.   (300.0)   (950.0)       --    (85.5)
                                   --------  --------  -------- --------
      Balance at end of year...... $1,258.8  $1,558.8  $1,752.0 $1,752.0
                                   ========  ========  ======== ========

                                                                    Financial
                                Interest Rate Swaps Spread-Locks     Futures
                                ----------------------------------------------
                                  2001       2000   2001  2000    2001  2000
                                ----------------------------------------------
   Balance at beginning of year $ 708.2    $ 630.9  $ -- $    --  $ -- $    --
   New contracts...............      --      652.2    --   100.0    --   267.2
   Terminations and maturities.  (373.1)    (574.9)   --  (100.0)   --  (267.2)
                                -------    -------  ---- -------  ---- -------
   Balance at end of year...... $ 335.1    $ 708.2  $ -- $    --  $ -- $    --
                                =======    =======  ==== =======  ==== =======

The Lincoln National Life Insurance Company

                                                         Foreign
                                         Put Options  Currency Swaps
                                         ----------------------------
                                         2001  2000    2001   2000
                                         ---------------------------
            Balance at beginning of year $ -- $ 21.3  $ 37.5  $44.2
            New contracts...............   --     --    80.9     --
            Terminations and maturities.   --  (21.3)  (23.8)  (6.7)
                                         ---- ------  ------  -----
            Balance at end of year...... $ -- $   --  $ 94.6  $37.5
                                         ==== ======  ======  =====

Interest Rate Cap Agreements
The interest rate cap agreements, which expire in 2002 through 2006, entitle the Company to receive payments from the counterparties on specified future dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a strike rate specified in the cap agreement multiplied by the notional amount. The purpose of the Company's interest rate cap agreement program is to hedge against the negative impact of a significant and sustained rise in interest rates in its fixed annuity line of business. At December 31, 2001, the interest rate caps are recorded at market value ($.6 million) in other investments on the balance sheet. All changes in market value are recorded in net realized gain (loss) on investments in the statement of operations. At December 31, 2000, the premiums paid for the interest rate caps were included in other investments (amortized cost of $2.7 million) and were being amortized over the terms of the agreements.

Swaptions
Swaptions, which expire in 2002 and 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate specified in the swaption agreement multiplied by the notional amount. The purpose of the Company's swaption program is to hedge against the negative impact of a significant and sustained rise in interest rates in its fixed annuity line of business. At December 31, 2001 the swaptions are recorded at market value ($.1 million) in other investments on the Balance Sheet. All changes in market value are recorded in net realized gain (loss) on investments in the Statement of Operations. At December 31, 2000, the premiums paid for the swaptions were included in other investments (amortized cost of $8.2 million) and were being amortized over the terms of the agreements. Amortization was included in net investment income.

Interest Rate Swap Agreements
The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price, level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net re ceipts/payments from interest rate swaps are recorded in net investment income. The Company also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets to support newly acquired blocks of business and certain other portfolios of assets. Once the assets are purchased, the gains (losses) resulting from the termination of the swap agreements are applied to the basis of the assets. The gains (losses) are recognized in earnings over the life of the assets. The interest rate swap agreements for forecasted purchase of assets outstanding at December 31, 2000, related to certain asset portfolio purchases completed in 2001. As a result, no interest rate swap positions hedging forecasted purchases were outstanding at December 31, 2001. Interest rate swaps are valued at amortized cost and recorded in other investments on the balance sheet. All such derivatives instruments owned at December 31, 2001 and 2000 were entered into "at-the-market" and therefore have an amortized cost basis of zero.

Spread-Lock Agreements
Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified government security is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock agreements program is to protect against widening of spreads. While spread-lock agreements are used periodically, there are no spread-lock agreements outstanding at December 31, 2001 or 2000.

Financial Futures Contracts
The Company used exchange-traded financial futures contracts to hedge against interest rate risks on a portion of its fixed maturity securities. Financial futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily. There are no financial futures contracts outstanding at December 31, 2001 or 2000.

Put Options
The Company used put options, combined with various perpetual fixed income securities, and interest rate swaps to replicate fixed income, fixed maturity investments. The risk hedged is a drop in bond prices due to credit concerns with international bond issuers. The put options allowed the Company to put the bonds back to the counterparties at original par. The put options were sold in 2000.

The Lincoln National Life Insurance Company

Foreign Currency Swaps
The Company uses foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a rate of exchange in the future. The carrying value of the Company's foreign currency swaps ($3.8 million) represents fluctuations in the spot exchange rate from the trade date to December 31, 2001 and is included in other investments on the balance sheet.

Additional Derivative Information
Expenses for the agreements and contracts described above amounted to $3.5 million, $7.3 million and $6.2 million in 2001, 2000 and 1999, respectively. Deferred gains of $31.2 million as of December 31, 2001 were primarily the result of terminated interest rate swaps. The deferred gains are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of the securities to which the respective hedges applied.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). To limit exposure associated with counterparty nonperformance, the Company enters into master netting agreements with its counterparties.

The Company is required to put up collateral for any futures contracts that are entered into. The amount of collateral that is required is determined by the exchange on which the contract is traded. The Company currently puts up cash and U.S. Treasury Bonds to satisfy this collateral requirement.

The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts is with investment grade counterparties.
--------------------------------------------------------------------------------
10. Fair Value of Financial Instruments
The following methodologies and assumptions were used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

Bonds
Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

Unaffiliated Common Stock and Preferred Stock
Fair values of unaffiliated common and preferred stock are based on quoted market prices, where available. For stock not actively traded, fair values are based on values of issues of comparable yield and quality.

Mortgage Loans on Real Estate
The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

Policy Loans
The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.

Other Investments and Cash and Short-Term Investments
The carrying values for assets classified as other investments, cash and cash equivalents and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

Investment-Type Insurance Contracts
The balance sheet caption "policy and contract liabilities" includes contracts that are considered to be investment-type contracts for GAAP purposes (i.e., universal life, annuity and guaranteed interest contracts). The fair values for the majority of these contracts are based on their approximate surrender values. The fair values for the certain guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet caption "policy and contract liabilities" that do not fit the definition of "investment-type insurance contracts" for GAAP are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and fair values have not been determined by the Company. It is the Company's position that the disclosure

The Lincoln National Life Insurance Company of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

Short-Term Debt
The carrying value of short-term debt approximates fair value.

Surplus Notes due to LNC
Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Derivatives
The Company employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and industry standard models that are commercially available for all other derivatives.

Investment Commitments
Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

Separate Accounts
Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets. Seed money deposited into the separate account by the Company is included as a separate account asset, but not as a separate account liability.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                                                 December 31
                                                                        2001                    2000
                                                               ----------------------  -----------------------
                                                                Carrying                Carrying
Assets (Liabilities)                                             Value     Fair Value    Value     Fair Value
--------------------------------------------------------------------------------------------------------------
                                                                                (in millions)
                                                               ----------------------------------------------
Bonds......................................................... $ 23,421.0  $ 23,780.4  $ 21,852.5  $ 21,866.6
Preferred stocks..............................................      223.6       228.5       261.7       239.5
Unaffiliated common stocks....................................      107.6       107.6       161.7       161.7
Mortgage loans on real estate.................................    4,098.7     4,241.0     4,102.0     4,132.8
Policy loans..................................................    1,708.7     1,849.2     1,723.5     1,845.0
Other investments.............................................      466.6       466.6       485.0       485.0
Cash and short-term investments...............................    2,697.5     2,697.5     1,448.4     1,448.4
Investment-type insurance contracts:
  Deposit contracts and certain guaranteed interest contracts.  (17,545.0)  (17,257.7)  (16,126.3)  (15,850.5)
  Remaining guaranteed interest and similar contracts.........     (122.3)     (128.6)     (243.8)     (247.9)
Short-term debt...............................................     (200.0)     (200.0)     (199.5)     (199.5)
Surplus notes due to LNC......................................   (1,250.0)   (1,160.7)   (1,250.0)   (1,074.5)
Derivatives...................................................        4.5        27.6        13.5        41.9
Investment commitments........................................         --        (5.4)         --        (2.2)
Separate account assets.......................................   38,636.5    38,636.5    43,904.6    43,904.6
Separate account liabilities..................................  (38,634.0)  (38,634.0)  (43,904.6)  (43,904.6)

--------------------------------------------------------------------------------
11. Transactions With Affiliates

LLAD has a nearly exclusive general agent's contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LLAD override commissions of $52.0 million, $57.5 million and $60.4 million in 2001, 2000 and 1999, respectively. LLAD incurred expenses of $34.9 million, $112.9 million and $113.4 million in 2001, 2000 and 1999, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse.

Cash and short-term investments at December 31, 2001 and 2000 include the Company's participation in a short-term cash management program with LNC of $297.9 million and $377.7 million, respectively. Related investment income amounted to $13.9 million, $24.0 million and $16.7 million in 2001, 2000 and 1999, respectively. The short-term loan payable to parent company at December 31, 2001 and 2000 represents notes payable to LNC.

The Company provides services to and receives services from affiliated companies, which resulted in a net payment of $78.0

The Lincoln National Life Insurance Company million, $65.7 million and $49.4 million in 2001, 2000 and 1999, respectively, which is included in underwriting, acquisition, insurance and other expenses.

The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                      Year ended December 31
                                       2001    2000    1999
                                      ------ -------- ------
                                          (in millions)
                                      ----------------------
                    Insurance assumed $ 46.4 $   21.2 $ 19.7
                    Insurance ceded..  950.7  2,192.1  777.6

The balance sheets include reinsurance balances with affiliated companies as follows:

                                                      December 31
                                                     2001     2000
                                                   -------- --------
                                                     (in millions)
                                                   -----------------
           Policy and contract liabilities assumed $  331.1 $  584.4
           Policy and contract liabilities ceded..  1,311.5  1,682.8
           Amounts recoverable on paid and
            unpaid losses.........................    229.3    286.9
           Reinsurance payable on paid losses.....     20.4      9.3
           Funds held under reinsurance treaties--
            net liability.........................  1,588.3  3,294.6

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, which totaled $1.0 billion and $814.6 million at December 31, 2001 and 2000, respectively, and is the beneficiary on letters of credit aggregating to $156.6 million and $709.5 million at December 31, 2001 and 2000, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 2001 and 2000, LNC guaranteed $156.6 million and $709.5 million, respectively, of these letters of credit. At December 31, 2001 and 2000, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $75.3 million and $133.7 million, respectively, for statutory surplus relief received under financial reinsurance ceded agreements.
--------------------------------------------------------------------------------
12. Separate Accounts
Separate account assets held by the Company consist primarily of mutual funds, long-term bonds, common stocks and short-term investments and are carried at fair value. Substantially none of the separate accounts have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholder.

Separate account premiums and annuity considerations amounted to $4.4 billion, $5.7 billion and $4.6 billion in 2001, 2000 and 1999, respectively. Reserves for separate accounts with assets at fair value were $37.6 billion and $42.9 billion at December 31, 2001 and 2000, respectively. All reserves are subject to discretionary withdrawal at market value.

A reconciliation of transfers to the Company from the separate accounts is as follows:

                                           Year ended December 31
                                        2001       2000       1999
                                      ---------  ---------  ---------
                                               (in millions)
                                      -------------------------------
         Transfers as reported in the
          Summary of Operations
          of the separate accounts:
           Transfers to separate
            accounts................. $ 4,440.7  $ 5,719.2  $ 4,573.2
           Transfers from separate
            accounts.................  (4,500.8)  (5,830.0)  (4,933.8)
                                      ---------  ---------  ---------
         Net transfers from separate
          accounts as reported in
          the Summary of
          Operations in
          underwriting acquisition
          and other expenses......... $   (60.1) $  (110.8) $  (360.6)
                                      =========  =========  =========

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
13. Sales, Transfers and Servicing of Financial Assets


As part of the Company's asset management program, securities are sold and reacquired within 30 days of the sale date to enhance the Company's yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2001 and reacquired within 30 days of the sale date are:

                                        Book
                                      Value of    Cost of
                         Number of   Securities Securities   Gain
                        Transactions    Sold    Repurchased (Loss)
                        ------------ ---------- ----------- ------
                                      (in millions)
                        -----------------------------------------
              Bonds:
                NAIC 3.     83.0       $155.8     $151.9    $ (.1)
                NAIC 4.    249.0        355.9      370.3     (3.7)
                NAIC 5.       --           --       27.3     (0.2)
                NR.....     21.0         41.8      549.4     (4.0)

--------------------------------------------------------------------------------
14. Reconciliation to Statutory Annual Statement

In connection with the indemnity reinsurance agreements, the Company and Swiss Re also entered into an administrative services agreement whereby Swiss Re provides administrative services, including accounting services to the Company. In connection with the December 31, 2001 statutory financial statements, Swiss Re provided the Company with certain year-end financial information regarding the business that had been reinsured by Swiss Re. Although the Company disagreed with several adjustments made by Swiss Re, the Company was not provided with sufficient information to reverse the effects of these adjustments from the Annual Statement financial statements and related exhibits and schedules. The Company did, however, record an adjustment to reverse the net effect of the disputed items in the Annual Statement filed with the Insurance Department by recognizing miscellaneous revenue and a miscellaneous asset. Because the asset was not specifically identified as an asset within the NAIC APPM, the Company non-admitted the asset in the December 31, 2001 Annual Statement. Subsequent to the Annual Statement filing, the Company obtained additional information regarding the adjustments Swiss Re had made to the statutory financial information provided to the Company. The Company reversed those adjustments prior to completion of the accompanying statutory-basis financial statements. The adjustments that were reversed were principally associated with reinsurance recoverables for paid and unpaid losses.

The following is a reconciliation of amounts previously reported to state regulatory authorities in the 2001 Annual Statement, and as reported in the accompanying statutory-basis financial statements:

                                                                                                     (in millions)
Capital and surplus as reported in the Company's Annual Statement...................................    $3,096.0
Increase in surplus resulting from reversal of Swiss Re entries.....................................       420.0
                                                                                                       ---------
Capital and surplus as reported in the accompanying audited statutory-basis balance sheet...........   $3,516.0
                                                                                                       =========
Statutory net income as reported in the Company's Annual Statement..................................   $    67.7
Increase in net income resulting from reversal of Swiss Re entries..................................       111.3
                                                                                                       ---------
Statutory net income as reported in the accompanying audited statutory-basis statement of operations   $   179.0
                                                                                                       =========

Report of Independent Auditors

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (the "Company"), a wholly-owned subsidiary of Lincoln National Corporation, as of December 31, 2001 and 2000, and the related statutory-basis statements of operations, changes in capital and surplus and cash flow for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of The Lincoln National Life Insurance Company at December 31, 2001 and 2000, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2001.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

As discussed in Note 2 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Indiana Department of Insurance.

/s/ Ernst & Young LLP
February 1, 2002

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                     UNAUDITED FINANCIAL STATEMENTS 3/31/02

                                                                           S1Q-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
BALANCE SHEETS -- STATUTORY BASIS
(UNAUDITED)

                                                              MARCH 31    MARCH 31
                                                                2002        2001
                                                              ---------   ---------
                                                                  (IN MILLIONS)
                                                              ---------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
  Bonds                                                       $24,314.8   $21,751.2
------------------------------------------------------------
  Preferred stocks                                                222.6       311.6
------------------------------------------------------------
  Unaffiliated common stocks                                      105.2       125.4
------------------------------------------------------------
  Affiliated common stocks                                        645.4       734.7
------------------------------------------------------------
  Mortgage loans on real estate                                 4,018.7     4,068.2
------------------------------------------------------------
  Real estate
    Properties occupied by the company                              6.0         6.6
------------------------------------------------------------
    Properties held for sale                                      234.7       287.7
------------------------------------------------------------
  Policy loans                                                  1,698.2     1,712.3
------------------------------------------------------------
  Short-term investments                                          594.7     1,610.1
------------------------------------------------------------
  Other investments                                               480.7       524.5
------------------------------------------------------------
  Cash and cash equivalents                                       715.2       (71.9)
------------------------------------------------------------  ---------   ---------
Total cash and investments                                     33,036.2    31,060.4
------------------------------------------------------------
Premiums and fees in course of collection                          44.8       206.5
------------------------------------------------------------
Accrued investment income                                         474.0       458.3
------------------------------------------------------------
Reinsurance recoverable                                           306.6       233.1
------------------------------------------------------------
Funds withheld by ceding companies                                137.0        82.8
------------------------------------------------------------
Net deferred federal income taxes                                 239.9        64.8
------------------------------------------------------------
Company owned policies and contracts                              319.7       332.1
------------------------------------------------------------
Goodwill                                                           31.7        37.1
------------------------------------------------------------
Other admitted assets                                             106.9        84.2
------------------------------------------------------------
Separate account assets                                        38,946.0    38,537.4
------------------------------------------------------------  ---------   ---------
Total admitted assets                                         $73,642.8   $71,096.7
------------------------------------------------------------  =========   =========

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Policy and contract liabilities:
  Future policy benefits and claims                           $28,326.4   $27,957.1
------------------------------------------------------------
  Dividends payable                                                65.6        68.4
------------------------------------------------------------
  Other policyholder liabilities                                   42.2        96.1
------------------------------------------------------------  ---------   ---------
Total policy and contract liabilities                          28,434.2    28,121.6
------------------------------------------------------------
  Amounts withheld or retained by Company as agent or
    trustee                                                       755.0       859.2
------------------------------------------------------------
  Funds held under reinsurance treaties                         1,501.1       890.9
------------------------------------------------------------
  Asset valuation reserve                                         396.2       537.1
------------------------------------------------------------
  Interest maintenance reserve                                       --        33.0
------------------------------------------------------------
  Short term loan payable to parent                                19.5        19.5
------------------------------------------------------------
  Other liabilities                                              1035.4       535.9
------------------------------------------------------------
  Net transfers due from separate accounts                       (964.1)     (939.3)
------------------------------------------------------------
  Separate account liabilities                                 38,896.7    38,536.6
------------------------------------------------------------  ---------   ---------
Total liabilities                                              70,074.0    68,594.5
------------------------------------------------------------

CAPITAL AND SURPLUS:
  Common stock, $2.50 par value:
    Authorized, issued and outstanding -- 10 million
    (owned by Lincoln National Corporation)                        25.0        25.0
------------------------------------------------------------
  Surplus notes due to Lincoln National Corporation             1,250.0     1,250.0
------------------------------------------------------------
  Paid-in surplus                                               1,520.4     2,006.1
------------------------------------------------------------
  Unassigned surplus (deficit)                                    773.4      (778.9)
------------------------------------------------------------  ---------   ---------
Total capital and surplus                                       3,568.8     2,502.2
------------------------------------------------------------  ---------   ---------
Total liabilities and capital and surplus                     $73,642.8   $71,096.7
------------------------------------------------------------  =========   =========

See accompanying notes.

S1Q-2

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS -- STATUTORY BASIS
(UNAUDITED)

                                                              THREE MONTH PERIOD
                                                                ENDED MARCH 31
                                                                2002       2001
                                                              --------   --------
                                                                 (IN MILLIONS)
                                                              -------------------
PREMIUMS AND OTHER REVENUES:
  Life and annuity premiums                                   $1,950.5   $2,042.2
------------------------------------------------------------
  Accident and health premiums                                    10.4       13.3
------------------------------------------------------------
  Net investment income                                          528.7      544.8
------------------------------------------------------------
  Amortization of the interest maintenance reserve                 2.8        4.4
------------------------------------------------------------
  Commissions and expense allowances on reinsurance ceded        147.8       61.6
------------------------------------------------------------
  Reserve adjustments on reinsurance ceded                       (47.6)      55.7
------------------------------------------------------------
  Expense charges on deposit funds                                11.3       19.5
------------------------------------------------------------
  Separate account investment management and administration
    service fees                                                 138.8      147.8
------------------------------------------------------------
  Other income                                                    47.8       39.7
------------------------------------------------------------  --------   --------
Total revenues                                                 2,790.5    2,929.0
------------------------------------------------------------

BENEFITS AND EXPENSES:
  Benefits and settlement expenses                             2,151.1    2,608.5
------------------------------------------------------------
  Underwriting, acquisition, insurance and other expenses        518.0      169.9
------------------------------------------------------------  --------   --------
Total benefits paid or provided                                2,669.1    2,778.4
------------------------------------------------------------  --------   --------
Gain from operations before dividends to policyholders,
income taxes and net realized loss on investments                121.4      150.6
------------------------------------------------------------
Dividends to policyholders                                        16.9       17.6
------------------------------------------------------------  --------   --------
Gain from operations before federal income taxes and net
realized loss on investments                                     104.5      133.0
------------------------------------------------------------
Federal income taxes (benefit)                                   (27.0)      14.9
------------------------------------------------------------  --------   --------
Gain from operations before net realized loss on investments     131.5      118.1
------------------------------------------------------------
Net realized loss on investments                                 (81.5)     (73.2)
------------------------------------------------------------  --------   --------
Net income                                                    $   50.0   $   44.9
------------------------------------------------------------  ========   ========

See accompanying notes.                                                    S1Q-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS
(UNAUDITED)

                                                                                   UNASSIGNED      TOTAL
                                                    COMMON   SURPLUS    PAID-IN     SURPLUS     CAPITAL AND
                                                    STOCK     NOTES     SURPLUS    (DEFICIT)      SURPLUS
                                                    ------   --------   --------   ----------   -----------
                                                                         (IN MILLIONS)
                                                    -------------------------------------------------------
BALANCES AT JANUARY 1, 2001                         $25.0    $1,250.0   $2,006.1    $(602.0)     $2,679.1
--------------------------------------------------
  Net income                                           --          --         --       44.9          44.9
--------------------------------------------------
  Cumulative effect of adoption of codification        --          --         --       (4.2)         (4.2)
--------------------------------------------------
  Decrease in difference in cost and admitted
    investment amounts                                 --          --         --       68.9          68.9
--------------------------------------------------
  Increase in nonadmitted assets                       --          --         --     (122.3)       (122.3)
--------------------------------------------------
  Amortization of gain on reinsurance transaction      --          --         --       (1.8)         (1.8)
--------------------------------------------------
  Increase in asset valuation reserve                  --          --         --      (12.4)        (12.4)
--------------------------------------------------
  Dividends to Lincoln National Corporation            --          --         --     (150.0)       (150.0)
--------------------------------------------------  -----    --------   --------    -------      --------
BALANCES AT MARCH 31, 2001                           25.0     1,250.0    2,006.1     (778.9)      2,502.2
--------------------------------------------------  =====    ========   ========    =======      ========

BALANCES AT JANUARY 1, 2002                          25.0     1,250.0    1,520.4      720.6       3,516.0
--------------------------------------------------
  NET INCOME                                           --          --         --       50.0          50.0
--------------------------------------------------
  INCREASE IN DIFFERENCE IN COST AND ADMITTED
    INVESTMENT AMOUNTS                                 --          --         --       (8.6)         (8.6)
--------------------------------------------------
  DECREASE IN NONADMITTED ASSETS                       --          --         --      225.9         225.9
--------------------------------------------------
  AMORTIZATION OF GAIN ON REINSURANCE TRANSACTION      --          --         --      (29.0)        (29.0)
--------------------------------------------------
  CHANGE IN NET DEFERRED INCOME TAXES                  --          --         --     (182.7)       (182.7)
--------------------------------------------------
  RECLASSIFICATION OF SEPARATE ACCOUNT SEED MONEY      --          --         --      (47.9)        (47.9)
--------------------------------------------------
  OTHER CHANGES IN SURPLUS IN SEPARATE ACCOUNTS        --          --         --       46.8          46.8
--------------------------------------------------
  DECREASE IN ASSET VALUATION RESERVE                  --          --         --       58.3          58.3
--------------------------------------------------
  DIVIDENDS TO LINCOLN NATIONAL CORPORATION            --          --         --      (60.0)        (60.0)
--------------------------------------------------  -----    --------   --------    -------      --------
BALANCES AT MARCH 31, 2002                          $25.0    $1,250.0   $1,520.4    $ 773.4      $3,568.8
--------------------------------------------------  =====    ========   ========    =======      ========

See accompanying notes.

S1Q-4

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOW -- STATUTORY BASIS
(UNAUDITED)

                                                              THREE MONTH PERIOD
                                                              ENDED MARCH 31
                                                              2002        2001
                                                              ---------   ---------
                                                                  (IN MILLIONS)
                                                              ---------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received   $ 1,843.4   $ 1,961.3
------------------------------------------------------------
Allowances and reserve adjustments received on reinsurance
ceded                                                             132.8       361.9
------------------------------------------------------------
Investment income received                                        507.3       487.7
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      138.8       147.8
------------------------------------------------------------
Benefits paid                                                  (2,123.7)   (2,477.0)
------------------------------------------------------------
Underwriting, insurance, and other expenses paid                 (346.4)     (465.0)
------------------------------------------------------------
Net transfers (from) to separate accounts                        (104.4)      305.1
------------------------------------------------------------
Federal income taxes paid                                        (482.6)      (71.8)
------------------------------------------------------------
Dividends to policyholders                                        (16.4)      (19.5)
------------------------------------------------------------
Other income received and expenses paid, net                      190.5      (143.9)
------------------------------------------------------------  ---------   ---------
Net cash (used in) provided by operating activities              (260.7)       86.6
------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                      2,601.3     2,083.0
------------------------------------------------------------
Purchase of investments                                        (3,518.0)   (2,055.4)
------------------------------------------------------------
Other (uses) sources including reinsured policy loans             (10.3)      305.7
------------------------------------------------------------  ---------   ---------
Net cash (used in) provided by investing activities              (927.0)      333.3
------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of borrowings from shareholder                         (200.0)     (180.0)
------------------------------------------------------------
Dividends paid to shareholder                                        --      (150.0)
------------------------------------------------------------  ---------   ---------
Net cash used in financing activities                            (200.0)     (330.0)
------------------------------------------------------------
Net (decrease) increase in cash and short-term investments     (1,387.7)       89.9
------------------------------------------------------------
Total cash and short-term investments at beginning of period    2,697.5     1,448.4
------------------------------------------------------------  ---------   ---------
Total cash and short-term investments at end of period        $ 1,309.8   $ 1,538.3
------------------------------------------------------------  =========   =========

See accompanying notes.                                                    S1Q-5

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENT -- STATUTORY BASIS
(UNAUDITED)

--------------------------------------------------------------------------------
1. BASIS OF PRESENTATION

The accompanying financial statements of The Lincoln National Life Insurance Company ("the Company") have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners, except to the extent that Indiana State law differs, and except that these financial statements do not contain complete notes. However, in the opinion of management, these statements include all normal, recurring adjustment necessary for a fair presentation of the results.

The Indiana Insurance Department recognizes only statutory accounting practices prescribed or permitted by the state of Indiana for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Indiana Insurance Law. The Company's financial statements for March 31, 2002 were completed following the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures manual, version effective March 2002, (NAIC APPM). The NAIC APPM has been adopted as a component of prescribed or permitted practices by the state of Indiana, however, Indiana has adopted certain prescribed accounting practices that differ from those found in the NAIC APPM. In addition, the Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

These financial statements are unaudited. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. For further information, refer to the statutory-basis financial statements and notes as of December 31, 2001, 2000, and 1999 included in this registration statement.

--------------------------------------------------------------------------------
2. REINSURANCE CONTINGENCIES

On December 7, 2001, Swiss Re Life & Health America, Inc. ("Swiss Re") acquired LNC's reinsurance operation for $2.0 billion. After giving affect to the increased levels of capital needed within the Life Insurance and Lincoln Retirement segments that result from the change in the ongoing mix of business under LNC's internal capital allocation models, the disposition of LNC's reinsurance operation has freed-up approximately $100 million of capital. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised the LNC's reinsurance operation. Two of the stock companies sold, Lincoln National
Health & Casualty Insurance Company and Lincoln National Reassurance Company, were wholly-owned subsidiaries of the Company. As a result, and because a significant amount of the reinsurance business subject to the indemnity reinsurance transactions was written through the Company, the Company received $1.84 billion of the $2.0 billion proceeds and retained approximately
$250.0 million of the statutory capital.

A pre-tax loss of $12.5 million was recognized by the Company on the sale of the subsidiaries. A statutory gain of $1.5 billion was generated under the indemnity reinsurance agreements. This gain was reported as a direct adjustment to unassigned surplus (net of related income taxes) and recognition of the surplus increase as income will be reported on a net-of-tax basis as earnings emerge from the business reinsured, in accordance with the requirements of Statement on Statutory Accounting Principles No. 61, LIFE, DEPOSIT-TYPE, AND ACCIDENT AND HEALTH REINSURANCE. During the first quarter 2002, the Company recognized as income $19.6 million of the gain.

LNC and Swiss Re have not agreed upon the final closing financial statements associated with the December 7, 2001 transactions. There are currently disputed matters of approximately $500.0 million, which relate primarily to personal accident business reserves and recoverables. LNC's ongoing indemnification to Swiss Re on the underlying reinsurance business is limited to the personal accident business. Pursuant to the purchase agreement, LNC's exposure is capped at $100.0 million for net future payments under the personal accident programs in excess of $148.0 million, which represents the personal accident liabilities, net of the assets held for reinsurance recoverable at December 31, 2000. Up to $200.0 million of net payments in excess of the net liabilities will be shared on a 50/50 basis between LNC and Swiss Re. LNC has no continuing indemnification risk to Swiss Re on other reinsurance lines of business.

Additional matters totaling approximately $270 million have been raised by Swiss Re which if sustained as asserted would effectively result in a transfer of assets from LNC without an assumption of the related liabilities by Swiss Re. LNC and Swiss Re are continuing to discuss a variety of means for resolving the total of approximately $770 million of disputed matters, including potential approaches for settlement. At this point, LNC and Swiss Re differ on whether the disputed matters should be decided by a very narrow dispute resolution process set forth in the contract or by litigation. On April 24, 2002, Swiss Re filed a legal action intended to compel LNC to submit a number of disputed matters to this dispute resolution process. LNC contends that such dispute resolution process is not an appropriate approach for resolution of certain of these disputed matters. If the parties are unable to reach agreement, and these matters are resolved by either the contractual dispute resolution process or litigation, the timetable for an ultimate resolution of these matters may remain uncertain for some time.

Upon reaching agreement as to the final closing financial statements, it is possible that the Company could record

S1Q-6

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENT -- STATUTORY BASIS
(UNAUDITED) (CONTINUED)

2. REINSURANCE CONTINGENCIES (CONTINUED) adjustments to the realized loss on the sale of subsidiaries, to net income, or to the amount of gain reported as a direct adjustment to unassigned surplus. Another aspect of a potential dispute resolution could result in LNC and the Company agreeing to transfer assets to Swiss Re until the adequacy of certain reserves and related recoverables can be determined. In that event, LNC and the Company's future investment income would be reduced to the extent that any such dispute resolution would result in Swiss Re's retention of the related investment income during the time frame that Swiss Re would hold the invested assets. While uncertainty exists as to how these disputed matters will finally be resolved, at the present time the Company believes the amounts reported within the Company's statutory-basis financial statements as of March 31, 2002 represent the best estimate of the ultimate outcome of Swiss Re's acquisition of the Company's reinsurance business.

                                                                           S1Q-7

                                    PART II

FEES AND CHARGES REPRESENTATION

                    Lincoln Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

UNDERTAKING TO FILE REPORTS

                    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

                    (a)Brief description of indemnification provisions.

                       In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

                       In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

                       Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

                    (b)Undertaking pursuant to Rule 484 of Regulation C under
                       the Securities Act of 1933.

                       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT


                    This Pre-Effective Amendment No. 1 to the Registration Statement comprises the following papers and documents:



                    The facing sheet;
                    A cross-reference sheet (reconciliation and tie); The Prospectus consisting of 87 pages;
                    The fees and charges representation;
                    The undertaking to file reports;

                    Statements regarding indemnification;
                    Contents of Registration Statement;
                    Exhibit List;
                    The signatures;
                    Power of Attorney.



                    The written consents of the following persons:
                    Robert A. Picarello, Esq.
                    Vaughn W. Robbins, FSA
                    Ernst & Young LLP, Independent Auditors

                    Other Exhibits


1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
      (1)  Resolution of the Board of Directors of The Lincoln National Life
           Insurance Company and related documents authorizing establishment of the Account.(3)
      (2)  Not applicable.
      (3)  (a)  Form of Principal Underwriting Agreement - Incorporated by
                Reference to Exhibit 1.(3)(a) of Pre-Effective Amendment No.
                1 to Registration Statement No. 333-40745 (811-05164)
                (Account F-ALEB) on Form S-6, filed April 28, 1998, EXCEPT
                THAT the following sections are not incorporated by
                Reference: Paragraph 9, Paragraph 15, the Schedule of
                Commissions to Dealers and Remuneration to AFD, and Exhibit
                1(3)(c ).
           (b)  Form of Selling Group Agreement.(3)
           (c)  Commission Schedule for Variable Life Policies.(3)
      (4)  Not applicable.
      (5)  (a)  Form of Contract LN 656(4)
           (b)  Application Forms -- B11/B17(4)
           (c)  Addendum to Application for American Legacy -- Policy form
                B15AL(3)
           (d)  Accounting Value Rider(4)
           (e)  Estate Tax Repeal Rider -- Policy Form LR511(2)
      (6)  (a)  Articles of Incorporation of The Lincoln National Life
                Insurance Company.(1)
           (b)  Bylaws of The Lincoln National Life Insurance Company.(1)
      (7)  Not applicable.
      (8)       Form of Fund Participation Agreement - Incorporated by
                Reference to Exhibit 1.(8) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (811-05164) (Account
                F) on Form S-6, filed April 28, 1998.
      (9)  (a)  Form of Service Agreement Between Delaware Management
                Company, Inc., Delaware Service Company, and Lincoln
                National Life Insurance Company - Incorporated by Reference to the Initial Registration Statement for Reg. No. 333-40745
                (811-05164) (Account F - ALEB) on Form S-6, filed
                November 21, 1997.
           (b.) Form of Indemnification Agreement between Capital Research and Management Company and The Lincoln National Life
                Insurance Company - Incorporated by Reference to
                Exhibit 1.(9)(b) of Pre-Effective Amendment No. 1 to
                Registration Statement No. 333-40745 (811-05164)
                (Account F) on Form S-6, filed April 28, 1998.
     (10)  See Exhibit 1(3).
2.         See Exhibit 1(3).
3.         Opinion and Consent of Counsel.
4.         Not applicable.
5.         Not applicable.
6.         Opinion and consent of Actuary.
7.         Consent of Ernst & Young LLP, Independent Auditors.
8.         Not applicable.


 * to be filed by amendment

--------------------------
(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) (811-05721) filed on December 5, 1996.
(2) Incorporated by reference to Post-Effective Amendment No. 4 on Form S-6 (File No. 333-33782)(811-08579) filed on September 14, 2001.
(3) Incorporated by reference to Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-81882) (811-21028) filed on May 9, 2002.

(4) Incorporated by reference to Registration Statement on Form S-6 (File 333-90432)(811-08579) filed on June 13, 2002.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account Y, has duly caused this Pre-Effective Amendment No. 1 to the Initial Registration Statement on Form S-6 (File No. 333-90438) to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 6th day of August, 2002.



                                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE
                                          LIFE
                                          ACCOUNT Y (Registrant)



                                          By          /s/ GARY W. PARKER

                                            ------------------------------------

                                                       Gary W. Parker


                                                   SENIOR VICE PRESIDENT
                                            THE LINCOLN NATIONAL LIFE INSURANCE
                                                           COMPANY



                                          THE LINCOLN NATIONAL LIFE INSURANCE
                                          COMPANY
                                          (Depositor)



                                          By          /s/ GARY W. PARKER

                                            ------------------------------------

                                                       Gary W. Parker
                                                   SENIOR VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Initial Registration Statement on Form S-6 has been signed below on August 6, 2002 by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ JON A. BOSCIA*                 President and Director (Principal Executive
     --------------------------------------        Officer)
                 Jon A. Boscia

               /s/ JOHN H. GOTTA*                 Executive Vice President, Chief Executive Officer
     --------------------------------------        of Life Insurance, Assistant Secretary, and
                 John H. Gotta                     Director

             /s/ LORRY J. STENSRUD*               Executive Vice President, Chief Executive Officer
     --------------------------------------        of Lincoln Retirement, and Director
               Lorry J. Stensrud

               /s/ JANET CHRZAN*                  Senior Vice President, Chief Financial Officer and
     --------------------------------------        Director (Principal Financial Officer and
                  Janet Chrzan                     Principal Accounting Officer)

               /s/ SEE YENG QUEK*
     --------------------------------------       Chief Investment Officer and Director
                 See Yeng Quek

            /s/ C. E. HALDEMAN, JR.*
     --------------------------------------       Director
            Charles E. Haldeman, Jr.

            /s/ RICHARD C. VAUGHAN*
     --------------------------------------       Director
               Richard C. Vaughan

           /s/ BARBARA S. KOWALCZYK*
     --------------------------------------       Director
              Barbara S. Kowalczyk



                                          *By         /s/ GARY W. PARKER

                                             -----------------------------------

                                             Gary W. Parker, pursuant to a Power
                                                 of Attorney filed with this
                                               Pre-Effective Amendment No. 1 to
                                              the Initial Registration Statement

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 28th day of January, 2000.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ JON A. BOSCIA*
     --------------------------------------       President and Director
                 Jon A. Boscia

            /s/ RICHARD C. VAUGHAN*
     --------------------------------------       Director
               Richard C. Vaughan

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 9th day of August, 2000.

            /s/ C. E. HALDEMAN, JR.*
     --------------------------------------       Director
            Charles E. Haldeman, Jr.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 11th day of August, 2000.

             /s/ LORRY J. STENSRUD*               Chief Executive Officer of Annuities, Executive
     --------------------------------------        Vice President and Director
               Lorry J. Stensrud

STATE OF             )
INDIANA
                     )SS:
COUNTY OF ALLEN      )

                                  Subscribed and sworn to before me this
                                  11th day of August, 2000
                                  /s/ SHARLENE K. GEER
                                  -------------------------------
                                  Notary Public
                                  Commission Expires 2/29/08

               /s/ JANET CHRZAN*                  Senior Vice President, Chief Financial Officer
     --------------------------------------        and Director
                  Janet Chrzan

STATE OF             )
INDIANA
                     )SS:
COUNTY OF ALLEN      )

                                  Subscribed and sworn to before me this
                                  11th day of August, 2000
                                  /s/ JANET L. LINDENBERG
                                  -------------------------------
                                  Notary Public
                                  Commission Expires 7/10/01

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 3rd day of August, 2001.

               /s/ SEE YENG QUEK*
     --------------------------------------       Chief Investment Officer and Director
                 See Yeng Quek

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 4th day of January, 2002.

           /s/ BARBARA S. KOWALCZYK*
     --------------------------------------       Director
              Barbara S. Kowalczyk

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 18th day of January, 2002.

               /s/ JOHN H. GOTTA*                 Executive Vice President, Chief Executive Officer
     --------------------------------------        of Life Insurance, Assistant Secretary, and
                 John H. Gotta                     Director